Hughes
Hubbard

Hughes Hubbard & Reed LLP
201 South Biscayne Boulevard
Miami, Florida 33131-4332
Telephone: 305-358-1666
Fax: 305-371-8759
hugheshubbard.com

Exemption Number 82-4422

September 18, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Stop 3628
100 F Street, N.W.
Washington, D.C. 20549

Re: Banco Venezolano de Credito, S.A. Banco Universal
Periodic Disclosure Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of Banco Venezolano de Credito, S.A. Banco Universal (the "Bank"), a banking corporation organized under the laws of the Republic of Venezuela, we hereby furnish the enclosed documents in compliance with the periodic disclosure requirements applicable to the Bank pursuant to the exemption under Rule 12g3-2(b) ("Rule 12g3-2(b)") of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), granted to the Bank.

Enclosed herewith are full English language translations or summaries of the Bank's (1) audited financial statements as of June 30, 2007 and December 31, 2006, (2) balance sheets and statements of published earnings at May 31, June 30 and July 31, 2007, (3) minutes of the shareholders' meeting held on April 30 and August 9, 2007, and (4) press releases issued on April 14, May 1, May 6, May 21, May 31, June 11, July 25 and August 11, 2007.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Dlw 9/20

Exemption Number 82-4422

If you have any questions, please feel free to call the undersigned.

Please date-stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Ana Claudia Spiguel

FG/ls

Enclosure

cc: Banco Venezolano de Credito, S.A. Banco Universal
Joaquin Urbano
Maria Eliza Vasquez

Hughes Hubbard & Reed LLP
Eduardo Vidal
Flavio Cardoso

Exemption Number 82-4422

BANCO VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL

Exhibits Filed With the
United States Securities and Exchange Commission
in connection with Periodic Disclosure Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934

September 18, 2007

Exemption Number 82-4422

EXHIBIT INDEX

Exhibit 1	Audited financial statements as of June 30, 2007 and December 31, 2006
Exhibit 2	Balance Sheets at May 31, February 28, June 30, and July 31, 2007
Exhibit 3	Minutes of Shareholders' Meetings held on April 30 and August 9, 2007
Exhibit 4	Press Releases issued on April 14, May 1, May 6, May 21, May 31, June 11, July 25 and August 11, 2007.

VENEZOLANO DE CRÉDITO, S.A.
BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

Financial statements
as of June 30, 2007 and December 31, 2006
and Report of Independent Public Accountants

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

AND ITS GRAND CAYMAN BRANCH

FINANCIAL STATEMENTS

AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

CONTENTS

(Translation into English of a report and financial statements originally issued in Spanish solely made for the convenience of readers)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of
Venezolano de Crédito, S.A. Banco Universal:

We have audited the accompanying balance sheets of **Venezolano de Crédito, S.A. Banco Universal** and its Grand Cayman Branch, as of June 30, 2007 and December 31, 2006, and the related statements of income and allocation of net income, changes in the stockholders' equity and cash flows for the six-month periods then ended. These financial statements, their notes and exhibits are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2 to the financial statements, the Bank presents its financial statements in conformity with accounting standards provided by Superintendencia de Bancos y Otras Instituciones Financieras – SUDEBAN (the Superintendence of Banks and Other Financial Institutions of Venezuela, hereinafter referred to as "SUDEBAN") applicable to the Venezuelan financial system. These accounting standards differ in certain respects from accounting principles generally accepted in Venezuela.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman Branch** as of June 30, 2007 and December 31, 2006, and the results of their operations and their cash flows for the six-month periods then ended in conformity with accounting standards provided by the SUDEBAN.

As explained in Note 21, the Bank has been issued certain tax, civil and other claims. The Bank has taken the corresponding legal actions and has filed reconsideration appeals in each case before the competent entities; the outcome of which is unknown. Management considers that the arguments and grounds exposed will allow obtaining a favorable opinion from the regulator body, and accordingly, there will not be significant adjustments that might affect the accompanying financial statements. In the opinion of Management, based on the specific evaluation of each case and, in the opinion of its external legal advisors, the provisions created by the Bank as of June 30, 2007 and December 31, 2006, sufficiently cover the liabilities that might result from these issues.

Our audits were made for the purpose of forming an opinion on the basic financial statements stated in historical amounts of **Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman Branch** taken as a whole. The supplemental information, included in Exhibits I to V, referred to the financial statements adjusted for inflation, is presented upon request of the SUDEBAN for purposes of additional analysis. This supplemental information is based on the historical financial statements, adjusted to incorporate the effects of inflation on the basic financial information. We have reviewed the entries prepared to reflect such adjustments and, in our opinion, the entries have been properly applied to the basic historical financial statements.

ADRIANZA, GARCÍA & ASOCIADOS
MEMBERS OF THE INTERNATIONAL FIRM MAZARS

Wilson E. García D.
CPC N° 16114
Registered with the CNV under N° G- 875
and with the SUDEBAN under N° CP 435

Caracas, Venezuela
July 10, 2007

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
BALANCE SHEETS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Stated in thousands of historical bolivars)

ASSETS	30-06-07	31-12-06
CASH AND DUE FROM BANKS:		
Cash	53.751.101	70.929.236
Banco Central de Venezuela (Note 3)	694.863.556	532.105.446
Due from domestic banks and other financial institutions	-	20.917
Due from foreign banks and correspondents	22.919.222	19.006.194
Due from main office and branches	-	
Clearing house funds	112.193.571	59.525.559
(Allowance for cash and due from banks)	-	-
	883.727.450	681.587.352
INVESTMENT SECURITIES (Note 4):		
Placements in Banco Central de Venezuela and interbank transactions	792.338.579	778.549.107
Trading investment securities	-	-
Available-for-sale investment securities	1.119.442	5.516.818
Held-to-maturity investment securities	151.121.615	146.923.068
Restricted cash investments	210.232.744	445.384.631
Other investment securities	-	-
(Allowance for investment securities)	-	-
	1.154.812.380	1.376.373.624
LOAN PORTFOLIO (Note 5):		
Current loans	1.172.325.564	970.865.731
Restructured loans	3.384.850	3.813.686
Past-due loans	9.324.025	3.157.193
Loans in litigation	1.024.519	1.103.268
(Allowance for loan portfolio)	(17.217.466)	(13.751.962)
	1.168.841.492	965.187.916
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	5.308	-
Accrued interest receivable from investment securities	6.380.003	6.066.832
Accrued interest receivable from loan portfolio	8.947.087	7.199.510
Commissions receivable	1.983.731	1.942.863
Accrued interest and commissions receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable and other)	(98.853)	(71.182)
	17.217.276	15.138.023
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES (Note 6):		
Investments in subsidiaries and affiliates	5.247.727	5.236.118
Investments in branches	-	-
(Allowance for investments in subsidiaries, affiliates and branches)	(28.301)	(28.301)
	5.219.426	5.207.817
FORECLOSED ASSETS (Note 8)	892.583	7.133.352
PREMISES AND EQUIPMENT (Note 9)	26.138.705	27.768.588
OTHER ASSETS (Note 10)	33.942.236	31.216.573
	3.290.791.548	3.109.613.245
MEMORANDUM ACCOUNTS (Note 16):		
Contingent debit accounts	436.015.501	809.242.321
Trust assets	728.749.697	707.051.372
Other trusts	-	-
Other debit memorandum accounts	3.642.709.880	3.386.793.857
	4.807.475.078	4.903.087.550

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
BALANCE SHEETS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Stated in thousands of historical bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	30-06-07	31-12-06
CUSTOMERS' DEPOSITS (Note 11):		
Deposits in current accounts		
Non-interest-bearing current accounts	846.254.977	777.158.659
Interest-bearing current accounts	579.916.241	604.267.110
	1.426.171.218	1.381.425.769
Other demand obligations	885.478.462	430.847.920
Money transaction table obligations	-	-
Savings deposits	460.446.260	423.103.625
Time deposits	5.105.101	5.541.136
Investment securities issued by the Bank	-	-
Restricted customers' deposits	119.341.753	114.174.245
Rights and participations in investment securities	6.905.960	-
	2.903.448.754	2.355.092.695
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS (Note 12):		
Obligations with domestic financial institutions due in one year or less	18.573.397	26.200.587
Obligations with domestic financial institutions due over one year	-	-
Obligations with foreign financial institutions due in one year or less	10.328.236	400.741.750
Obligations with foreign financial institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	1.075.988	1.101.119
	29.977.621	428.043.456
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	5.944.862	4.505.720
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	1.138.917	746.736
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	32.433	45.369
Accrued expenses for other financial intermediation obligations	1.316	1.316
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for underlying obligations	-	-
	1.172.666	793.421
ACCRUALS AND OTHER LIABILITIES (Note 13)	91.784.955	93.234.758
UNDERLYING OBLIGATIONS	-	-
OBLIGATIONS CONVERTIBLE INTO CAPITAL	-	-
Total liabilities	3.032.328.858	2.881.670.050
STOCKHOLDERS' EQUITY (Note 14):		
Paid-in capital	69.888.000	50.400.000
Uncapitalized equity contributions	27.385.896	27.385.896
Capital reserves	64.263.999	57.663.697
Other equity accounts	-	-
Retained earnings	96.173.247	88.723.142
Unrealized gain on available-for-sale investment securities	751.548	3.770.460
(Treasury stock)	-	-
Total stockholders' equity	258.462.690	227.943.195
	3.290.791.548	3.109.613.245
PER CONTRA MEMORANDUM ACCOUNTS	4.807.475.078	4.903.087.550

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND DECEMBER 31, 2006
(Stated in thousands of historical bolivars, except for net earnings per share and number of shares)

	30-06-07	31-12-06
FINANCIAL REVENUES:		
Cash and due from banks	49.097	32.966
Investment securities	62.927.321	58.054.957
Loan portfolio	76.190.308	61.885.971
Other accounts receivable	2.001.052	1.419.182
Investments in subsidiaries, affiliates and branches	-	-
Main office and branches	-	-
Other	300	172.095
	141.168.078	121.565.171
FINANCIAL EXPENSES:		
Customers' deposits	28.221.274	19.139.370
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	478.571	958.979
Other financial intermediation obligations	251.993	86.486
Underlying obligations	-	-
Obligations convertible into capital	-	-
Main office and branches	-	-
Other	96.774	91.268
	29.048.612	20.276.103
Gross financial margin	112.119.466	101.289.068
INCOME FROM RECOVERY OF FINANCIAL ASSETS	4.631	534.919
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	4.248.463	1.385.311
Creation of allowance and adjustments of cash and due from banks	-	-
	4.248.463	1.385.311
Net financial margin	107.875.634	100.438.676
OTHER OPERATING INCOME (Note 15)	60.048.029	42.882.435
OTHER OPERATING EXPENSES	5.038.536	4.605.439
Financial intermediation margin	162.885.127	138.715.672
LESS- OPERATING EXPENSES:		
Personnel	45.466.235	41.937.358
General and administrative expenses	29.890.731	29.039.670
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	5.234.884	3.772.920
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	1.552.025	1.198.645
	82.143.875	75.948.593
Gross operating margin	80.741.252	62.767.079
Income from foreclosed assets	2.082.091	4.457.498
Income from special programs	-	-
Miscellaneous operating income	6.053.070	5.496.140
Expenses for foreclosed assets	(6.301.819)	(443.879)
Expenses for depreciation, amortization and impaired miscellaneous assets	(67.140)	-
Miscellaneous operating expenses	(3.580.679)	(2.950.316)
	(1.814.477)	6.559.443
Net operating margin	78.926.775	69.326.522
EXTRAORDINARY INCOME	804.741	130.918
EXTRAORDINARY EXPENSES	398.500	402.100
Gross income before income taxes	79.333.016	69.055.340
INCOME TAXES	13.330.000	12.500.000
Net income	66.003.016	56.555.340
ALLOCATION OF INCOME, net:		
Legal reserve (Note 14)	6.600.302	2.827.766
Statutory earnings-		
Board of Directors	5.327.905	4.941.962
Officers and employees	-	-
	5.327.905	4.941.962
Retained earnings-		
Restricted undistributed earnings	28.583.147	25.869.799
Available undistributed earnings	25.491.662	22.915.813
	54.074.809	48.785.612
	66.003.016	56.555.340
NET EARNINGS PER SHARE (in bolivars)	554	512
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	109.465	100.800

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

STATEMENTS OF CHANGES IN THE STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND DECEMBER 31, 2006
(Stated in thousands of historical bolivars)

				Retained earnings				
	Paid-in capital	Uncapitalized equity contributions	Capital reserves	Restricted undistributed earnings	Available undistributed earnings	Total	Unrealized gain on available-for-sale investment securities	Total stockholders' equity
BALANCES, as of June 30, 2006	50.400.000	27.385.896	54.835.931	31.999.362	25.457.208	57.456.570	1.761.994	191.840.391
Net income for the six-month period	-	-	-	-	56.555.340	56.555.340	-	56.555.340
Transfer to legal reserve (Note 14)	-	-	2.827.766	-	(2.827.766)	(2.827.766)	-	-
Statutory earnings - Board of directors	-	-	-	-	(4.941.962)	(4.941.962)	-	(4.941.962)
Dividends declared (Note 14)	-	-	-	-	(17.519.040)	(17.519.040)	-	(17.519.040)
Net unrealized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	2.008.466	2.008.466
Transfer to Available undistributed earnings (Note 14)-								
Net income for the six-month period of foreign branch	-	-	-	2.946.744	(2.946.744)	-	-	-
Income from equity in unconsolidated subsidiary	-	-	-	7.245	(7.245)	-	-	-
Transfer of 50% of income for the six-month period and the prior six-month period	-	-	-	27.946.009	(27.946.009)	-	-	-
BALANCES, as of December 31, 2006	50.400.000	27.385.896	57.663.697	62.899.360	25.823.782	88.723.142	3.770.460	227.943.195
Increase in capital stock (Note 14)	19.488.000	-	-	(19.488.000)	-	(19.488.000)	-	-
Net income for the six-month period	-	-	-	-	66.003.016	66.003.016	-	66.003.016
Transfer to legal reserve (Note 14)	-	-	6.600.302	-	(6.600.302)	(6.600.302)	-	-
Statutory earnings - Board of directors	-	-	-	-	(5.327.905)	(5.327.905)	-	(5.327.905)
Cash dividends declared (Note 14)	-	-	-	-	(27.136.704)	(27.136.704)	-	(27.136.704)
Net unrealized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	(3.018.912)	(3.018.912)
Transfer to Restricted undistributed earnings (Note 14): Repatriation of retained earnings of foreign branch	-	-	-	(3.216.900)	3.216.900	-	-	-
Transfer to Restricted undistributed earnings (Note 14):								
Net income for the six-month period of foreign branch	-	-	-	3.079.876	(3.079.876)	-	-	-
Income from equity in unconsolidated subsidiary	-	-	-	11.609	(11.609)	-	-	-
Transfer of 50% of income for the six-month period	-	-	-	25.491.662	(25.491.662)	-	-	-
BALANCES, as of June 30, 2007	69.888.000	27.385.896	64.263.999	68.777.607	27.395.640	96.173.247	751.548	258.462.690

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND DECEMBER 31, 2006

(Stated in thousands of historical bolivars)

	30-06-07	31-12-06
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	66.003.016	56.555.340
Adjustments to reconcile net income to cash from operating activities-		
Income from sale of foreclosed assets	(2.082.091)	(4.457.498)
Allowance for uncollectible and impaired financial assets	4.248.463	1.385.311
Depreciation and amortization	9.684.741	4.728.650
Equity for the six-month period	(11.609)	(7.245)
Net change in other assets	(3.527.394)	(16.990.546)
Net change in interests and commissions receivable	(2.106.924)	(2.531.650)
Net change in accruals and other liabilities	(1.910.399)	28.353.322
Net change in interests and commissions payable	379.245	255.746
Statutory earnings	(5.327.905)	(4.941.962)
Net cash from operating activities	65.349.143	62.349.468
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in customers' deposits	548.356.059	959.726.828
Net change in other borrowings	(398.065.835)	70.983.565
Net change in other financial intermediation obligations	1.439.142	(3.460.919)
Dividends paid	(27.136.704)	(17.519.040)
Net cash from financing activities	124.592.662	1.009.730.434
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:		
Loans granted for the period	(1.374.029.922)	(914.487.571)
Loans collected for the period	1.166.847.902	741.137.381
Net change in placements in Banco Central de Venezuela and interbank transactions	(13.789.472)	(148.906.225)
Net change in available-for-sale investment securities	1.378.464	(151.353)
Net change in held-to-maturity investment securities	(4.198.547)	(1.237.631)
Net change in restricted cash investments	235.151.887	(442.326.094)
Sale price of foreclosed assets	1.857.303	3.496.400
Additions to premises and equipment and foreclosed assets, net	(1.019.322)	(4.342.752)
Net cash from (used in) investing activities	12.198.293	(766.817.845)
Net increase in cash and due from banks	202.140.098	305.262.057
CASH AND DUE FROM BANKS, at the beginning of the six-month period	681.587.352	376.325.295
CASH AND DUE FROM BANKS, at the end of the six-month period	883.727.450	681.587.352

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

AND ITS GRAND CAYMAN BRANCH

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

NOTE 1.- INCORPORATION, OPERATIONS AND LEGAL REGIME:

Venezolano de Crédito, S.A. Banco Universal is a bank incorporated in Caracas on June 4, June de 1925. The principal business purpose of the Bank and its foreign branch is to conduct banking operations and business as allowed by laws. Venezolano de Crédito, S.A. Banco Universal is domiciled in Caracas and has incorporated branches and agencies within the country and in Grand Cayman.

The Bank and its Branch are members of Grupo Venezolano de Crédito and Grupo Vencred and carry out transactions with other members of these Groups.

Venezolano de Crédito, S.A. is a Universal Bank ruled by the General Law of Banks and Other Financial Institutions; and Trust Law, and ruled by the applicable regulations of the SUDEBAN, Banco Central de Venezuela – BCV (the Central Bank of Venezuela, hereinafter referred to as "BCV") and Fondo de Garantía de Depósitos y Protección Bancaria - FOGADE (the Guarantee Fund of Deposits and Banking Protection, herein referred to as "FOGADE"). Additionally, the Bank is listed on "Bolsa de Valores de Caracas" (Caracas Stock Exchange); therefore, it is also ruled by the Capital Market Law and the standards of Comisión Nacional de Valores (the Venezuelan Securities and Exchange Commission).

The Grand Cayman Branch is subjected to the supervision and control of The Cayman Islands Monetary Authority (CIMA) and the SUDEBAN.

In addition to the legal regulations referred to above, which rule the Venezuelan financial system, financial institutions are ruled by other social or economic laws and regulations that set forth limitations or restrictions on lending and saving interest rates and on bank commissions receivable from or payable to customers and/or that require the placement of resources in certain economic sectors. A summary of the most important regulations that have an impact on the development of banking activities in Venezuela is shown as follows:

- Effective May 1, 2005, BCV, through special resolutions, has set forth maximum and minimum limits for lending and saving rates, collected or paid by the national financial system to its customers. In this regard, for the six-month periods ended June 30, 2007 and December 31, 2006, the maximum ceiling on interest rate receivable by domestic financial institutions for any credit transaction is 28% per year and up to 3% additional for delay, while the minimum interest rate payable for savings deposits is 6.5% per year and the time deposits is 10% per year. These limits have been determined on the basis of interest rates fixed by BCV for discount, rediscount, repo and advance transactions or for absorption of funds, as applicable, as provided by Resolution Nº 06-09-01 published in the Official Gazette Nº 38.517 dated September 7, 2006.

- BCV, through special resolutions, has set forth limits or restrictions to the collection of commissions, tariffs or extra charges to be applied on its lending and saving transactions with its customers, among them: no collection of charges on savings accounts, charges for services for maintenance of minimum balances of current accounts of individuals are limited up to 0.5% of the monthly balance, no collection of commissions for the payment of checks within the business hours of the bank or in other offices, commissions for withdrawal of cash from credit cards are limited up to 5% and for factoring and financial leasing are limited up to 3%.

- The Special Protection Law of Housing Mortgage Debtor published on January 3, 2005, sets forth that universal and commercial banks must destine at least 10% of the gross loan portfolio balance at December 31 of the prior year to mortgage loans for the acquisition, construction, enlargement or remodeling of housing, which would be subject to preferential interest rates provided by the Venezuelan Government. This percentage shall be distributed as follows: 5% for long-term mortgage loans for the acquisition and self-construction of housing for family groups and 5% for long-term loans for the construction of housing (as of March 5, 2007, these percentages were 7% and 3%, respectively). For these loans, the Ministry of Dwelling and Habitat fixed the maximum social interest rate by 10,11% per year (9.87% until April 3, 2007).

- The Tourism Law published on June 23, 2005 sets forth that universal and commercial banks are liable to destine not less than 2.5% or higher than 7% of its annual loan portfolio to the financing of the tourism sector, which would be subject to preferential interest rates provided for this purpose. Through Resolution N° DM/N° 013 dated February 6, 2007, the Ministry of Popular Power for Tourism fixed this percentage at 3%

of the gross loan portfolio at December 31 of the prior year. This percentage will be progressively reached during 2007. During the first six-month period of 2007, the preferential interest rate for loans destined to the tourism sector ranged between 11.95% and 14.39% per year (between 11.06% and 13.68% per year for the second six-month period of 2006).

- The Law for Loans for the Agricultural Sector published on November 5, 2002 and Resolutions Nº DM/010/2007 and Nº DM/1.856, published in the Official Gazette N° 38.618 dated February 2, 2007, set forth the progressive increase of the minimum percentage that commercial and universal banks shall destine to the agricultural sector during 2007, which shall reach 21% at December closing of this year on the total gross loan portfolio at December 31 of the prior year. As of June 30, 2007 and December 31, 2006, these percentages reach 18% and 16%, respectively. The borrowings granted to the agricultural sector have the benefit of a preferential interest rate published weekly by BCV and calculated in accordance with the parameters mentioned in such law. During the six-month period ended June 30, 2007, the preferential lending rate for these loans ranged from 12.04% and 13.91% per year (between 11.49% and 13.10% per year for the six-month period ended December 31, 2006).

- Financial institutions must destine at least 3% of the prior six-month period loan portfolio to the microfinancial system, as provided by the Decree-Law of the Amendment Law of the General Law of Banks and Other Financial Institutions.

- Banks and other financial institutions must make special contributions in order to support the operations of the SUDEBAN, calculated on the basis of 0.6 per thousand of the semiannual average of the Bank's assets, and of FOGADE, calculated on the basis of 0.25% of the customers' deposits at the end of the six-month period. These contributions are shown in the "Operating expenses" caption in the accompanying statements of income.

- According to the General Law of Banks and Other Financial Institutions, universal banks shall maintain their net foreign currency position within limits provided by BCV through special resolutions. As of June 30, 2007 and December 31, 2006, the maximum limit of foreign currency position has been fixed in 30% of the net stockholders' equity. Additionally, foreign currency arbitration and holding of foreign currencies are subjected to limits and restrictions set forth by BCV for universal banks and the laws and

standards referred to the current exchange control and those set by the BCV to universal banks (see Notes 23 and 24).

- Financial institutions shall maintain certain levels of liquidity in BCV, determined on the basis of customers' deposits, as provided by BCV (see Note 3).

- The Organic Law against the illicit traffic and consumption of Drugs and Psychotropic Substances and Resolution N° 185-01 issued by the SUDEBAN on September 12, 2001 set forth that financial institutions must destine 1% of their annual net income to the implementation of integral prevention programs against the traffic and consumption of drugs and keep an integral structure of internal control for the prevention and control of money laundering from illicit activities, as provided by the SUDEBAN.

- The Science, Technology and Innovation law sets forth that, effective January 2006, those companies with annual gross income exceeding 100,000 tax units (Bs. 3,360 million) shall make a contribution or investment in scientific and technological activities that promote the social development, which is estimated based on a percentage of gross income. Companies shall present a final return of such investments and/or contributions before the entity as the income tax return is filed (see Note 19).

NOTE 2.- ACCOUNTING POLICIES AND PRACTICES:

A summary of the most significant accounting policies and practices followed by the Bank and its branch in the preparation of their financial statements is as follows:

a. Basis of presentation-

The accompanying financial statements have been prepared in accordance with the accounting practices provided by the SUDEBAN. These practices differ in certain respects from accounting principles generally accepted in Venezuela commonly applied when preparing financial statements of other industries. For reporting purposes of the Bank, the most significant differences are as follows:

- The non-recognition of the effects of inflation in the financial statements as basic information but as supplemental information (see Exhibits I to V).

- The amortization of repossessed chattels and real estate, which are not required under accounting principles generally accepted in Venezuela,
- The creation of general provisions for loan portfolio, which are not required under generally accepted accounting principles,
- The non-consolidation of investments in subsidiaries on which the Bank has the total control.
- The criteria of provision of interests on the past-due and restructured loan portfolio that consider additional parameters to assessments of recovery applicable in accordance with generally accepted accounting principles.
- The non-consideration of investment securities easily translated into short-term cash as cash and cash equivalents, when they are not subject to significant value fluctuation risks.
- The non-recording of deferred income tax assets as their recovery or certain allowance for loan portfolio considered as permanent differences are expected under Resolution Nº 198 dated June 17, 1999.

b. Use of estimates-

The preparation of the financial statements requires management to make estimates based on certain assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Conversion and integration of the foreign branch's financial statements-

The financial statements include the accounts of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch. For combination or integration purposes of the accounts of the Bank with its foreign branch, the accounting records of which are stated in US dollars, the financial statements of such branch have been translated into bolivars by applying the year-end official exchange rate.

The exchange rates applied by the Bank as of June 30, 2007 and December 31, 2006 for the conversion of the financial statements of its foreign branch were Bs. 2,144.60 per US dollar for both six-month periods (see Notes 7 and 24).

d. Cash and equivalents-

For reporting purposes of the statements of cash flows, the Bank considers cash and due from banks in local and foreign currency represented by cash, gold in coins and bars, deposits in BCV, demand deposits in banks and other financial institutions and clearinghouse funds to be cash.

e. Investment securities-

Placements in BCV and interbank placements include liquidity surplus investments made with BCV in overnight obligations and deposits or obligations issued by local financial institutions due in 60 days or less, which are recorded at their realizable value, equivalent to nominal cost and value.

Restricted cash investments are recorded at fair value, which is similar to cost.

Investment securities other than those referred to in the preceding paragraphs are classified as trading, available-for-sale and held-to-maturity. This classification is based on the Management's intent with respect to these investment securities at the acquisition date. Those investment securities acquired to obtain benefits from short-term price fluctuations are classified as trading investment securities and carried at fair market value; the unrealized gains/losses are included in income. Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are accounted for at cost adjusted for the amortization of premiums or discounts. Available-for-sale investment securities are those not classified as trading nor as held-to-maturity investment securities; they are accounted for at fair market values and the unrealized gains/losses are reported in the stockholders' equity.

The Bank uses the acquisition cost of the security to be traded as calculation basis to determine the realized gain or loss from the sale of investment securities.

Permanent impairments in the fair values of available-for-sale or held-to-maturity investment securities are charged to income for the period as they arise.

As of June 30, 2007, investments granted to the public for total or partial sale of equity rights in conformity with the Bank's objectives are presented based on Resolution Nº 092.07 dated March 28, 2007, in accordance with circular SBIF-DSB-II-GGTE-GNP-08518 dated May 29,

2007, through which the SUDEBAN set forth that the balance as of May 31, 2007 of rights and participation in investment securities granted to public be presented in "Investment securities" at that date and from June 1, 2007, they shall be progressively transferred to liability accounts for "Customers' deposits" in a 47-month period; in other words, at a ratio of 1/47 per month. Renewals and new transfers of securities made from June 1, 2007, in excess of the amount maintained in investment securities as of May 31, 2007, once the transfer of the respective month has been made, the liability referred to above is recorded. Accordingly, investments granted to the public are presented distributed in the caption "Investment securities" as a deduction thereof and in the caption "Customers' deposits" based on calculations resulting from such provision.

f. Repo transactions-

The Bank purchases securities under short-term agreements to resell (repo agreements) entered into with BCV (repo). The amounts placed for these transactions are recorded in the "Restricted cash investments" caption. The Bank monitors the credit risk of the counterparties of repo agreements under agreements to resell for the purpose of assessing the necessity of adjusting the book value of the repo at market value of the underlying assets.

g. Mutual transactions or securities loans-

The Bank enters into agreements with third parties whereby it acts as mutuary by lending securities with the commitment to receive, at a specific date the same amount of securities or with characteristics similar to those securities lent, as well as to pay any interests, dividends or amortizations of capital carried out by the issuer of the security during the term of the agreement and the consideration for the loan transaction. Lent securities are presented in the caption "Loan portfolio" at the current value effective at the transaction date because Management has estimated that such agreements do not have a significant value fluctuation risk given the short term of transactions.

h. Allowance for loan portfolio and contingent portfolio-

The allowance for loan portfolio and contingent portfolio is maintained at levels adequate to cover potential losses from loans determined on the basis of the standards provided by the SUDEBAN through Resolution N° 009-1197 dated November 28, 1997 and Resolution N° 010-02 dated January 24, 2002. Management determines the adequacy of such allowance through specific credit reviews, recent loss experience, current economic conditions, risk

characteristics of loan categories, fair value of guarantees received and other important factors. The allowance for loan portfolio is increased with charges to income and is reduced by losses recognized in the portfolio.

In addition to the individual provisions determined on the criteria mentioned in the preceding paragraph, the allowance for loan portfolio includes a general provision that is over 1% of the gross loan portfolio, except for the loan portfolio to microentrepreneurs that requires a general provision of 2%. Besides, the balance of the loan portfolio shall not be less than the balance of the past due and in litigation portfolio. Therefore, as of June 30, 2007 and December 31, 2006, the general provision is equivalent to 1.09% and 1.05% of the total loan portfolio, respectively.

The general provision for contingent loans is recorded based on 1% of the balance of such portfolio and is shown in the "Accruals and other liabilities" caption.

i. Investments in unconsolidated subsidiaries and affiliates-

Those investments in companies over 20% owned by the Bank are accounted for under the equity method. Under this method, the interest in the investment is recorded in income as "Other operating income" or "Other operating expenses", as applicable, and the dividends are credited to the investment account as declared. Pursuant to the SUDEBAN, income from equity in subsidiaries or affiliates is reclassified to the "Restricted undistributed earnings" account until they are available, which occurs once dividends are paid by such subsidiaries or affiliates, then they are reclassified to the "Available undistributed earnings" account.

j. Foreclosed assets-

Foreclosed assets are mainly composed of real estate and works in process received in payment and other foreclosed assets. Real estate and works in process received in payment are accounted for at the lower of capital book value and disbursements recoverable owed by the borrower, market value, legal foreclosure value or appraisal value. Improvements or additions that may increase the useful life of assets or their realizable value are added to the cost of the related asset. The costs derived from maintaining these assets are expensed as incurred. According to current regulations, assets received in payment, real estate and chattels must be sold within a maximum term of one and three years, respectively, period over which they are amortized.

Other foreclosed assets are composed of assets constructed by the Bank for sale. They are accounted for at their acquisition cost plus all those capitalizable costs incurred to make such asset saleable.

Upon sale or disposal of assets included in the "Foreclosed assets" caption, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reported in the income for the period in the "Income from foreclosed assets" account, as revenues are collected. Gains from installment sale of assets are deferred and recognized in the statement of income as collected, while losses from the sale are accounted for as they arise.

k. Premises and equipment-

Premises and equipment correspond to chattels and real estate owned by the Bank for its use. These assets are recorded at acquisition cost and depreciated using the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are charged directly to income improvements or renewals that may increase the capacity of service and efficiency or extend the useful life are added to the cost of the related properties. Upon sale or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income for the period.

l. Deferred expenses-

Deferred expenses mainly include disbursements for goodwill, purchased licenses, software and leasehold improvements, which are not recognized as expenses as paid but allocated to future periods, since the benefits derived thereof extend further than the period in which they were incurred (see Note 21).

The goodwill included in the "Deferred expenses" caption represents the excess of acquisition cost over the book value of the net assets of the absorbed entities.

Deferred expenses are recorded at cost and are amortized over a maximum term of four years, except for goodwill that is amortized over 20 years or less.

m. Allowance to cover other uncollectibility and impairment risks-

Management determines the adequacy of the allowance to cover potential losses of collectibility or recoverability of other assets through the application of criteria similar to those applied for the loan portfolio, as applicable, and considering the aging analysis of balances, as required by the SUDEBAN and the evaluation of other relevant risk factors. The allowance for other assets is increased by charges to income and reduced by losses recognized of such assets through the related write-offs.

n. Accrual for labor indemnities-

Accrual for labor indemnities is monthly recorded based upon the actual obligation calculated in accordance with the Labor Law and the current collective contract. During the month following each monthly closing, the Bank deposits the simple labor indemnities in a trust on behalf of its employees, which are reported in "Memorandum accounts". Those liabilities not transferred at the end of each month are reported in "Accruals and other liabilities". Penalty indemnities paid for unjustified dismissals are charged to expenses as paid.

ñ. Retirement pension plan-

The costs of a noncontributory pension plan are accumulated based upon actuarial calculations. For the last actuarial calculation made by the Bank, the effective discount rates and salary increases used to calculate the obligation for the benefit projected in long term were 5% and 1% on an annual basis.

o. Income taxes-

The provision for income taxes is calculated on the basis of net taxable income determined pursuant to the current Venezuelan tax law. The income tax liability calculated on this basis is shown in the "Accruals and other liabilities" caption. Due to the uncertain recovery of the deferred tax asset, the Bank has not recorded the contingent asset resulting from deferring the tax effect caused by the temporary differences between book and taxable income.

p. Trust assets-

Trust assets are valued based on the same standards the Bank uses to value its own assets, except for the loan portfolio, for which no general provision was created given that Management considered it to be non applicable, and the recording of investment securities

at acquisition cost adjusted for the amortization of premiums or discounts, as applicable, according to the standards of the SUDEBAN.

q. Financial revenues and expenses-

Interest income and expense are recorded in the income for the period when earned, depending on the effectiveness of the transactions generating the income or expense, in conformity with the accounting criteria provided by the SUDEBAN as follows:

- Accrued interests on past due loans and loans in litigation and the loan portfolio classified as high-risk or irrecoverable, although current, are recorded in memorandum accounts and recognized as income when collected.
- Accrued interests receivable are provisioned based on the risk classification determined for the loan portfolio that originated them, except for accrued interests on the portfolio with a loss risk over 15% classified as actual risk, high-risk or irrecoverable. Accrued interests on loan portfolio classified as past due or in litigation and installment loans 30 days or over due, which are fully provisioned.

The Bank determines lending and saving interest rates with its customers, taking into consideration the financial market conditions and limitations fixed by the BCV for lending and saving rates in Resolution N° 06-09-01 dated September 7, 2006. (See Note 1).

r. Other income-

Income from commissions, income from the sale of the Bank's assets and miscellaneous income from services or recovery of disposed, written-off or depreciated assets, are recorded as collected or extinguished in the "Income from recovery of financial assets", "Other operating income", "Income from foreclosed assets" and "Miscellaneous operating income" captions.

Income from commissions, tariffs, surcharges and supplementary and related services were agreed upon by the Bank with its customers, considering the financial market conditions and in accordance with the limitations fixed by BCV in Resolutions N° 07-03-01 dated March 13, 2007, N° 06-08-01, N° 06-10-03 and N° 06-04-02, dated August 24, 2006, October 31, 2006 and April 18, 2006 (N° 06-08-01, N° 06-10-03 and N° 06-04-02, dated August 24, 2006, October 31, 2006 and April 18, 2006 as of December 2006) (See Note 1).

s. Foreign currency transactions and balances-

Foreign currency transactions are recorded at the exchange rate in effect at the transaction date. As of June 30, 2007 and December 31, 2006, foreign currency balances were adjusted at the official year-end exchange rate, which was fixed by the BCV upon application of the exchange control regime (see Note 24).

As of June 30, 2007 and December 31, 2006, the exchange rate used by the Bank was Bs. 2,144.60 per US dollar.

The foreign currency balances included in the balance sheets as of June 30, 2007 and December 31, 2006, are detailed in Note 23.

t. Net earnings per share-

Net earnings per share shown in the accompanying statements of income and allocation of net income have been determined by dividing the net income for the six-month period, less the statutory earnings, by the average number of outstanding shares existing during the six-month periods ended June 30, 2007 and December 31, 2006.

NOTE 3.- RESERVE BALANCES AND OTHER DEPOSITS MAINTAINED IN BCV:

Under current legal regulations, financial institutions are required to maintain certain levels of cash liquidity deposited in BCV, as provided by such institute through special resolutions. The reserve balance fixed by BCV shall reach the resulting amount from including: a) 15% of the balances of customer's deposits, and saving transactions (net obligations) held at July 14, 2006; b) 13% of the balance of investments held at July 14, 2006 (10% as of December 2006); this percentage will be progressively increased by 0.5% every 4 weeks, until reaching 15% and c) 30% of the balance named Marginal Balance that is represented by those weekly increases of the balances of net obligations and investments granted generated from July 14, 2006. nevertheless, as of June 30, 2007, this percentage is reduced when the addition of net obligations and investments granted weekly reported do not exceed the amount of Bs. 90,000 million, in this case the coefficient of 15% and 13% will be applied, respectively. This percentage is maintained at 15% as the marginal balance is originated in foreign currency.

The reserve balance must be made in US dollars when the liabilities have been contracted in foreign currency. The reserve balance does not generate any yield.

As of June 30, 2007, the reserve balance required by the BCV in local currency amounts to Bs. 523,154 million (Bs. 530,884 million as of December 31, 2006), while the reserve balance required by the BCV in foreign currency amounts to US$ 666,000 equivalent to Bs. 1,428 million (US$ 285,000, equivalent to Bs. 611 million as of December 31, 2006). The Bank maintained balances available in the BCV to cover such reserve balances.

NOTE 4.- INVESTMENT SECURITIES:

Investments in debt securities and capital have been classified in the financial statements based on Management's intent with respect to these investment securities. As of June 30, 2007 and December 31, 2006, investment securities are represented as follows:

	30-06-07	31-12-06
	(In thousands of bolivars)	
Investment securities-		
Placements in BCV and interbank transactions	**985,801,419**	778,549,107
Less: Investments transferred	**(193,462,840)**	-0-
	792,338,579	778,549,107
Available-for-sale investment securities	**1,119,442**	5,516,818
Held-to-maturity investment securities	**151,121,615**	146,923,068
Restricted cash investment securities	**210,232,744**	445,384,631
	1,154,812,380	1,376,373,624

a. Placements in BCV and interbank transactions-

Placements in BCV and interbank transactions are as follows:

	30-06-07	31-12-06
	(In thousands of bolivars)	
Placements in BCV and interbank transactions are as follows:		
Bonds and obligations issued by BCV-		
Registered demand certificates of deposit issued by BCV with nominal value of Bs. 963,018 million, annual yields between 6% and 10%, due in July 2007 (nominal value of Bs. 773,974 million, annual yields between 6% and 10%, due in January 2007 as of December 2006)	**963,018,000[1]**	773,974,000[1]

[1] The market value corresponds to nominal value.

	30-06-07	31-12-06
	(In thousands of bolivars)	
Overnight obligations-		
Overnight placements with domestic financial institutions-		
Nominal value of Bs. 19,500 million, annual yield of 0.50% and 3% and due in July 2007		
Banco Provincial, S.A. Banco Universal	18,000,000[2]	-0-
Helm Bank de Venezuela, S.A.	1,500,000[2]	-0-
	19,500,000	-0-
Overnight placements with foreign financial institutions-		
Nominal value of US$ 1,531,017, annual yield of 4.81% and due in July 2007 (nominal value of US$ 2,133,315, annual yield of 4.67%, as of December 2006)		
JP Morgan Chase Bank, New York	2,727,968[2]	4,521,492[2]
Brown Brothers Harriman & Co	555,451[2]	53,615[2]
	3,283,419	4,575,107
Less - Investments transferred through an association agreement with annual interest rate of 10% (annual interest rates between 0.50% and 8%, as of December 2006)	(193,462,840)	-0-
	792,338,579	778,549,107

b. Available-for-sale investment securities-

Available-for-sale investment securities, stated at their fair market value, are detailed as follows:

As of June 30, 2007	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/ book value
Available-for-sale investments:		(In thousands of bolivars)		
Equity in domestic private nonfinancial companies-				
Caja Venezolana de Valores, S.A. (21,167 shares, nominal value of Bs. 6,459 each and a 17.7% capital share)	133,083	3,635	-0-	136,718[3]
Vencred, S.A. (112,404 shares, nominal value of Bs. 66.65 each and a 0.04% capital share)	16,875	47,195	-0-	64,070[4]
Corporación Suiche 7B, C.A. (83,600 shares, nominal value of Bs. 1,000 each and an 8.11% capital share)	9,924	-0-	-0-	9,924[5]
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares, nominal value of Bs. 10 each and a 0.02% capital share)	5,201	9,674	-0-	14,875[4]
Desarrollos del Sol, C.A. (180 shares, nominal value of Bs. 100 each and an 18% capital share)	18	-0-	-0-	18[2]
	165,101	60,504	-0-	225,605
Equity in foreign private nonfinancial companies-				
MasterCard International (2,294 shares, nominal value of Bs. 450 each)	151,353	664,679	-0-	816,032[3]
S.W.I.F.T. s.c.r.l. (19 shares, nominal value of € 2,440 equivalent to Bs. 6,608,072 each)	40,131	-0-	-0-	40,131[2]
International Briquettes Holding (6,705 shares, nominal value of US$ 0.01 equivalent to Bs. 21.45 each)	11,309	26,365	-0-	37,674[3]
	202,793	691,044	-0-	893,837
	367,894	751,548	-0-	1,119,442

[2] The market value corresponds to nominal value.
[3] The market value corresponds to equity value as per last financial statements.
[4] The market value corresponds to quotation value in the Caracas or foreign stock exchange, as applicable.
[5] The market value corresponds to acquisition cost.

As of December 31, 2006	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/ book value
Available-for-sale investments:		(In thousands of bolivars)		
Equity in domestic private nonfinancial companies-				
C.A. La Electricidad de Caracas, S.A.C.A. (3,446,885 shares with a nominal value of Bs. 100 each and a 0.11% capital share)	947,246	1,293,230	-0-	2,240,476[6]
CEMEX Venezuela, S.A.C.A. (910,918 shares Type II, nominal value of Bs. 100 each and a 0.15% capital share)	184,459	945,763	-0-	1,130,222[6]
CEMEX Venezuela, S.A.C.A. (647,446 shares Type I, nominal value of Bs. 100 each and a 0.08% capital share)	138,600	638,335	-0-	776,935[6]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares, nominal value of Bs. 10 each and a 0.06% capital share)	40,770	248,697	-0-	289,467[6]
Caja Venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 6,459 each and a 17.7% capital share)	133,083	3,635	-0-	136,718[7]
Siderúrgica Venezolana (SIVENSA), S.A., (778,052 shares, nominal value of Bs. 20 each and a 0.01% capital share)	11,707	81,662	-0-	93,369[6]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares, nominal value of Bs. 10 each and a 0.02% capital share)	34,089	53,235	-0-	87,324[6]
Vencred, S.A. (112.404 shares, nominal value of Bs. 66.65 each and a 0.04% capital share)	16,875	51,691	-0-	68,566[6]
ADR's de Siderúrgica Venezolana (SIVENSA), S.A. (6,230 ADR'S, nominal value of Bs. 1,960 each and a 0.01% capital share)	7,547	42,299	-0-	49,846[6]
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares, nominal value of Bs. 1,000 each and a 0.04% capital share)	14,000	29,750	-0-	43,750[6]
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares, nominal value of Bs.10 each and a 0.02% capital share)	5,201	10,666	-0-	15,867[6]
Corporación Suiche 7B, C.A. (83,600 shares, nominal value of Bs. 1,000 each and a 16.23% capital share)	9,924	-0-	-0-	9,924[8]
C.A. Nacional Teléfonos de Venezuela (C.A.N.T.V.) Class "D" shares, (6 shares, nominal value of Bs. 36.90 each)	49	8	-0-	57[6]
Desarrollos del Sol, C.A., (180 shares, nominal value of Bs. 100 each and an 18% capital share)	18	-0-	-0-	18[9]
	1,543,568	3,398,971	-0-	4,942,539
Equity in foreign private nonfinancial companies-				
MasterCard International (2,294 shares, nominal value of Bs. 7,399 each)	151,353	333,189	-0-	484,542[7]
International Briquettes Holding (6,705 shares, nominal value of US$ 2.9 equivalent to Bs. 6,219 each)	11,309	38,300	-0-	49,609[7]

[6] The market value corresponds to quotation value in the Caracas or foreign stock exchange, as applicable.
[7] The fair value corresponds to the equity value shown in the last financial statements.
[8] The fair value is equivalent to the acquisition cost.
[9] The fair value corresponds to nominal value.

As of December 31, 2006	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/ book value
		(In thousands of bolivars)		
Available-for-sale investments:				
S.W.I.F.T. s.c.r.l. (19 shares, nominal value of € 2,440 equivalent to Bs. 6,608,072 each)	40,128	-0-	-0-	40,128[10]
	202,790	371,489	-0-	574,279
	1,746,358	3,770,460	-0-	5,516,818

MasterCard shares were received by the Bank as a result of the conversion of such entity into a company. Such shares were recorded at fair value upon the exchange, thus generating a gain of Bs. 151 million, which was recorded in "Other operating income" in the income for the six-month period ended December 31, 2006.

During the six-month period ended June 30, 2007, the Bank sold available-for-sale investment securities for Bs. 1,041,374 million (Bs. 1,187,525 million for the six-month period ended December 31, 2006), thus recording realized gains on the sale of such investment securities for Bs. 20,716 million in "Other operating income" (Bs. 7,829 thousand for the six-month period ended December 31, 2006). Additionally, the Bank recorded losses from the sale of available-for-sale investment securities for approximately Bs. 36 million (Bs. 69 million for June 2006), which were recorded in the "Other operating expenses" caption. Investment securities sold during the six-month period ended June 30, 2007 include most of the shares held as of December 31, 2006 and investments acquired during the six-month period.

c. Held-to-maturity investment securities-

Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are as follows:

As of June 30, 2007	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Time deposits in foreign financial institutions- (nominal value of US$ 51,095,432, -Bs. 109,579 million- annual yields between 5.20% and 5.41% and due from July to March 2008)				
Barclays Bank PLC, Miami	35,238,437	-0-	-0-	35,238,437[10]
Standard Chartered Bank, New York	32,173,882	-0-	-0-	32,173,882[10]
JP Morgan Chase Bank, New York	31,954,540	-0-	-0-	31,954,540[10]
Wachovia Bank, N.A. Miami	10,212,401	-0-	-0-	10,212,401[10]
	109,579,260	-0-	-0-	109,579,260

[10] The fair value corresponds to nominal value.

As of June 30, 2007	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
		(In thousands of bolivars)		
Obligations issued by foreign financial institutions-				
AIG Funding Inc. (nominal value of US$ 1,000,000 - Bs. 2,145 million-, annual yield of 5.25% and due in September 2007)	2,121,809	-0-	(576)	2,121,233[11]
UBS Finance (Delaware) LLC (nominal value of US$ 1,000,000 -Bs. 2,145 million- annual yield of 5.29% and due in August 2007)	2,128,400	-0-	(376)	2,128,024[11]
KFW Intl Finance Inc (nominal value of US$ 1,000,000 – Bs. 2,145 million – annual yield of 5.26% and due in August 2007)	2,130,068	-0-	(480)	2,129,588[11]
Royal Bank of Canada (nominal value of US$ 1,000,000 – Bs. 2,145 million – annual yield of 5.25% and due in August 2007)	2,133,270	-0-	(555)	2,132,715[11]
Bankamerica Corp (nominal value of US$ 1,000,000 – Bs. 2,145 million – annual yield of 5.30% and due in August 2007)	2,133,926	-0-	(272)	2,133,654[11]
Merrill Lynch Co (nominal value of US$ 1,000,000 – Bs. 2,145 million – annual yield of 5.25% and due in July 2007)	2,143,982	-0-	(326)	2,143,656[11]
International Bank for Reconstruction & Development (nominal value of US$ 500,000 -Bs. 1,072 million-, annual yield of 4.50% and due in December 2014)	1,069,904	-0-	(9,399)	1,060,505[11]
	13,861,359	-0-	(11,984)	13,849,375
Obligations issued by foreign private nonfinancial companies -				
Honeywell International (annual yield of 5.29%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in August 2007)	2,128,057	-0-	(346)	2,127,711[11]
HBOS Treasury Services PLC (annual yield of 5.31%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in September 2007)	2,120,853	-0-	(243)	2,120,610[11]
AT&T Inc (annual yield of 5.28%, nominal value of US$ 1,000,000 - Bs. 2,145 million- and due in July 2007)	2,136,500	-0-	(393)	2,136,107[11]
Cargill Inc. (annual yield of 5.31%, nominal value of US$ 1,000,000 - Bs. 2,145 million- and due in August 2007)	2,130,186	-0-	(285)	2,129,901[11]
Honeywell International (annual yield of 5.25 nominal value of US$ 1,000,000 - Bs. 2,145 million- and due in September 2007)	2,120,199	-0-	(836)	2,119,363[11]
General Electric Capital Corp (annual yield of 5.26%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in July 2007)	2,141,818	-0-	(363)	2,141,455[11]

[11] The fair value corresponds to the quotation value in foreign stock exchanges.

As of June 30, 2007	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
	(In thousands of bolivars)			
United Parcel Service (annual yield of 5.24%, nominal value of US$ 1,000,000 - Bs. 2,145 million- and due in July 2007)	2,135,127	-0-	(592)	2,134,535[12]
7 Eleven (annual yield of 5.24%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in July 2007)	2,141,812	-0-	(357)	2,141,455[12]
IBM Capital Inc. (annual yield of 5.19%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in September 2007)	2,117,256	-0-	(1,008)	2,116,248[12]
Procter & Gamble (annual yield of 5.29%, nominal value of US$ 1,000.000 - Bs. 2,145 million- and due in September 2007)	2,118,790	-0-	(361)	2,118,429[12]
Coca-Cola Enterprise (annual yield of 5.28%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in October 2007)	2,112,568	-0-	(620)	2,111,948[12]
American Honda Finance (annual yield of 5.27%- nominal value of US$ 1,000,000- Bs. 2,145 million and due in July 2007)	2,141,497	-0-	(357)	2,141,140[12]
Nestlé Capital Corporation Discount (annual yield of 5.23% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in July 2007)	2,136,333	-0-	(540)	2,135,793[12]
	27,680,996	-0-	(6,301)	27,674,695
	151,121,615	-0-	(18,285)	151,103,330

As of December 31, 2006	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
	(In thousands of bolivars)			
Held-to-maturity investment securities:				
Time deposits in foreign financial institutions- (nominal value of US$ 48,075,734, Bs. 103,103 million, annual yields between 5.125% and 5.44% and due from January to August 2007)				
Barclays Bank PLC, Miami	35,509,947	-0-	-0-	35,509,947[13]
Standard Chartered Bank, New York	32,451,373	-0-	-0-	32,451,373[13]
Wachovia Bank, N.A. Miami	28,064,718	-0-	-0-	28,064,718[13]
JP Morgan Chase Bank, New York	7,077,180	-0-	-0-	7,077,180[13]
	103,103,218	-0-	-0-	103,103,218
Obligations issued by foreign financial institutions-				
INTL Lease Finance (nominal value of US$ 1,000,000 -Bs. 2,145 million-, annual yield of 5.32% and due in January 2007)	2,139,644	-0-	(727)	2,138,917[12]
UBS Finance (Delaware) LLC (nominal value of US$ 1,000,000 -Bs. 2,145 million-, annual yield of 5.28% and due in January 2007)	2,137,746	-0-	(723)	2,137,023[12]
Bank of America (nominal value of US$ 1,000,000 -Bs. 2,145 million-, annual yield of 5.28% and due in February 2007)	2,130,268	-0-	(824)	2,129,444[12]

[12] The fair value corresponds to the quotation value in foreign stock exchanges.
[13] The fair value corresponds to nominal value.

As of December 31, 2006	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
		(In thousands of bolivars)		
Prudencial Funding Corp. (nominal value of US$ 1,000,000 -Bs. 2,145 million-, annual yield of 5.31% and due in March 2007)	2,126,120	-0-	(1,169)	2,124,951[14]
HSBC Americas INC (nominal value of US$ 1,000,000 -Bs. 2,145 million-, annual yield of 5.35% and due in March 2007)	2,125,942	-0-	(991)	2,124,951[14]
Citigroup FDG INC (nominal value of US$ 1,000,000 -Bs. 2,145 million-, annual yield of 5.31% and due in March 2007)	2,122,605	-0-	(1,141)	2,121,464[14]
ING (US) Funding (nominal value of US$ 1,000,000 -Bs. 2,145 million-, annual yield of 5.29% and due in April 2007)	2,115,285	-0-	(1,368)	2,113,917[14]
KFW International Finance, INC (nominal value of US$ 1,000,000 -Bs. 2,145 million-, annual yield of 5.26% and due in May 2007)	2,103,119	-0-	(2,172)	2,100,947[14]
International Bank for Reconstruction & Development (nominal value of US$ 500,000 -Bs. 1,072 million-, annual yield of 4.50% and due in December 2014)	1,069,741	-0-	(7,521)	1,062,220[14]
	18,070,470	-0-	(16,636)	18,053,834
Obligations issued by domestic private nonfinancial companies- (nominal value of Bs. 2,300 million, annual yield of 13.77% and due in March 2007) Mercantil Servicios Financieros, C.A.	2,300,000	-0-	-0-	2,300,000[15]
Obligations issued by foreign private nonfinancial companies-				
Hewlett Packard (annual yield of 5.27% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in January 2007)	2,143,354	-0-	(648)	2,142,706[14]
Coca-Cola Company Discount (annual yield of 5.24%, nominal value of US$ 1,000,000 -Bs. 2,145 million and due in January 2007)	2,140,868	-0-	(688)	2,140,180[14]
FPL Fuels Inc (annual yield of 5.29% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in January 2007)	2,138,636	-0-	(667)	2,137,969[14]
Cargill, Inc. (annual yield of 5.28% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in February 2007)	2,134,299	-0-	(750)	2,133,549[14]
American Honda (annual yield of 5.28% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in February 2007)	2,132,162	-0-	(821)	2,131,341[14]
Metlife INC Discount (annual yield of 5.25%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in February 2007)	2,132,185	-0-	(845)	2,131,340[14]
Nestlé Capital Corporation Discount (annual yield of 5.26% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in March 2007)	2,123,656	-0-	(1,240)	2,122,416[14]
HBOS Treasury Service PLC (annual yield of 5.32%, nominal value of US$ 1,000,000 - Bs. 2,145 million- and due in March 2007)	2,119,579	-0-	(967)	2,118,612[14]
New York Time Discount (annual yield of 5.36%, nominal value of US$ 500,000 -Bs. 1,072 million- and due in March 2007)	1,062,810	-0-	(334)	1,062,476[14]

[14] The fair value corresponds to the quotation value in foreign stock exchanges.
[15] The fair value corresponds to nominal value.

As of December 31, 2006	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
	(In thousands of bolivars)			
Time Warner (annual yield of 5.4% - nominal value of US$ 500,000- Bs. 1,072 million and due in March 2007)	1,062,579	-0-	(262)	1,062,317[16]
Pfizer Investments, Inc (annual yield of 5.22% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in January 2007)	2,142,122	-0-	(678)	2,141,444[16]
Amstel Funding (annual yield of 5.31% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in March 2007)	2,117,130	-0-	(1,053)	2,116,077[16]
	23,449,380	-0-	(8,953)	23,440,427
	146,923,068	-0-	(25,589)	146,897,479

Maturities for held-to-maturity investment securities are as follows:

	30-06-07		31-12-06	
	Amortized cost	**Fair market value**	Amortized cost	Fair market value
	(In thousands of bolivars)			
Due in one year or less	**150,051,711**	**150,042,825**	145,853,327	145,835,259
Due from five to ten years	**1,069,904**	**1,060,505**	1,069,741	1,062,220
	151,121,615	**151,103,330**	146,923,068	146,897,479

d. Restricted cash investments-

Restricted cash investments are composed as follows:

	30-06-07		31-12-06	
	Cost	**Market value**	Cost	Market value
	(In thousands of bolivars)			
Restricted cash investments:				
Investment securities subject to repo (agreements to resell)-				
Banco Central de Venezuela: Repo of BDPN with nominal value of Bs. 203,752 million, annual yields between 6% and 9.25% and due in July 2007 (nominal value of Bs. 442,246 million, annual yields between 6% and 9.25% and due in January 2007, as of December 2006)	**203,752,000**	**203,752,000**[17]	442,246,000	442,246,000[17]
Other				
Time deposits in foreign financial institutions with nominal value of US$ 3,021,890, annual yield of 4.81% and monthly due (nominal value of US$ 1,463,504, annual yield of 4.67% and monthly due as of December 2006)				
Citibank, N.A.	**6,480,744**	**6,480,744**[17]	3,138,631	3,138,631[17]
	210,232,744	**210,232,744**	445,384,631	445,384,631

[16] The fair value corresponds to the quotation value in foreign stock exchanges.
[17] The fair value corresponds to nominal value.

Restricted cash investments are represented by time deposits maintained in foreign financial institutions destined to guarantee to *Visa International Service Association* and *MasterCard International Inc.* those transactions related to the license contract on the nonexclusive and free use of VISA and MASTERCARD trademarks in the credit cards.

The Bank controls the concentration risk of investments through the implementation of approval, supervision and control mechanisms. The Bank has focused its investing activities mainly in obligations issued by the BCV, which represent 84% of the total investments (88% as of December 31, 2006) and placements in foreign financial institutions, which represent 10% of the total investment securities (8% as of December 31, 2006).

NOTE 5.- LOAN PORTFOLIO:

The loan portfolio is mainly composed of loans and discounts granted to private entities in accordance with the Bank's objectives. The loan portfolio is classified by the debtor's economic activity as follows:

	30-06-07	31-12-06
	(In thousands of bolivars)	
Commercial	**348,148,291**	250,029,909
Agriculture	**177,170,617**	124,477,919
Construction	**87,759,158**	87,645,251
Industrial	**80,108,999**	105,699,341
Consumer credits	**74,184,461**	57,724,008
Mines and hydrocarbons	**45,236,825**	38,369,998
Services	**21,344,304**	131,968,059
Miscellaneous	**352,106,303**	183,025,393
	1,186,058,958	978,939,878
Allowance for loan portfolio	**(17,217,466)**	(13,751,962)
	1,168,841,492	965,187,916

As of June 30, 2007, Miscellaneous balance includes Bs. 72,973 million (Bs. 59,724 million as of December 31, 2006) corresponding to loans destined to the acquisition and remodeling of houses and Bs. 279,134 million (Bs. 61,682 million, as of December 31, 2006), corresponding to loans to debtors, the economic activity of which is the financing of insurance policies and vehicles, among other financial activities.

The loan portfolio is classified by type of credit as follows:

	30-06-07	31-12-06
	(In thousands of bolivars)	
Time loans	**759,104,143**	665,248,479
Installment loans	**231,634,059**	140,144,613
Consumer credits	**74,184,462**	57,724,008
Financial lease	**51,590,775**	46,531,985
Current account credits	**52,832,756**	42,941,481
Factoring	**10,138,547**	20,894,716
Letters of credit issued and traded	**6,574,216**	5,454,596
	1,186,058,958	978,939,878
Allowance for loan portfolio	**(17,217,466)**	(13,751,962)
	1,168,841,492	965,187,916

The loan portfolio is classified by type of guarantee as follows:

			Type of guarantee			
As of June 30, 2007	**Total**	**Unsecured**	**Pledge**	**Mortgage**	**Collateral and guarantees**	**Other**
			(In thousands of bolivars)			
Current	**1,172,325,564**	**685,521,630**	**27,853,481**	**84,749,941**	**231,221,408**	**142,979,104**
Restructured	**3,384,850**	**104,223**	**-0-**	**1,314,350**	**-0-**	**1,966,277**
Past-due	**9,324,025**	**2,161,579**	**26,660**	**1,848,969**	**5,226,996**	**59,821**
In litigation	**1,024,519**	**180,269**	**-0-**	**558,507**	**103,800**	**181,943**
	1,186,058,958	**687,967,701**	**27,880,141**	**88,471,767**	**236,552,204**	**145,187,145**
Allowance for loan portfolio	**(17,217,466)**					
	1,168,841,492					

			Type of guarantee			
As of December 31, 2006	Total	Unsecured	Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	970,865,731	550,853,618	27,161,004	70,157,403	187,187,618	135,506,088
Restructured	3,813,686	-0-	-0-	1,773,894	8,776	2,031,016
Past-due	3,157,193	1,944,762	4,445	344,019	59,350	804,617
In litigation	1,103,268	130,310	-0-	678,750	89,100	205,108
	978,939,878	552,928,690	27,165,449	72,954,066	187,344,844	138,546,829
Allowance for loan portfolio	(13,751,962)					
	965,187,916					

The loan portfolio is classified by maturity as follows:

As of June 30, 2007	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
				(In thousands of bolivars)			
Current	1,172,325,564	302,456,181	33,349,772	337,660,633	125,505,386	92,723,799	280,629,793
Restructured	3,384,850	-0-	-0-	-0-	-0-	-0-	3,384,850
Past-due	9,324,025	5,548,147	-0-	2,026,350	-0-	116,966	1,632,562
In litigation	1,024,519	47,317	-0-	33,000	235	166,882	777,085
	1,168,058,958	308,051,645	33,349,772	339,719,983	125,505,621	93,007,647	286,424,290
Allowance for loan portfolio	(17,217,466)						
	1,168,841,492						

As of December 31, 2006	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
				(In thousands of bolivars)			
Current	970,865,731	217,923,071	84,637,263	221,646,458	151,890,191	67,142,762	227,625,986
Restructured	3,813,686	-0-	-0-	-0-	-0-	-0-	3,813,686
Past-due	3,157,193	2,167,715	301,810	163,425	52,500	71,480	400,263
In litigation	1,103,268	47,317	-0-	27,250	235	141,800	886,666
	978,939,878	220,138,103	84,939,073	221,837,133	151,942,926	67,356,042	232,726,601
Allowance for loan portfolio	(13,751,962)						
	965,187,916						

The movement of the allowance for loan portfolio is shown as follows:

	30-06-06	31-12-06
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**13,751,962**	12,845,952
Add:		
Increase in allowance-		
Allowance charged to income	**3,499,017**	963,545
Transfers of "Allowance for accrued interest receivable"	**29,428**	5,790
Less:		
Decrease in allowance-		
Loans charged off	**(62,941)**	(63,325)
Balances, at the end of the six-month period	**17,217,466**	13,751,962

As of June 30, 2007, the allowance for loan portfolio includes general provisions amounting to approximately Bs. 12,986 million (Bs. 10,264 million, as of December 31, 2006).

During the six-month period ended June 30, 2007, the Bank recovered loan portfolio charged-off in previous six-month periods for Bs. 5 million (Bs. 535 million, as of December 31, 2006), which were recorded in the "Income from recovery of financial assets" caption.

During the six-month period ended June 30, 2007, unrecognized interests on past-due and in litigation loan portfolio amount to approximately Bs. 62 million (Bs. 11 million, as of December 31, 2006). On the other hand, the Bank collected approximately Bs. 350 million (Bs. 432 million, as of December 31, 2006), corresponding to interests recorded in memorandum accounts in prior six-month periods, related to commercial loans classified as past-due and in litigation, which were recorded as "Financial revenues."

As of June 30, 2007, the non-interest bearing past-due and in litigation portfolio amounts to approximately Bs. 10,349 million (Bs. 4,260 million, as of December 31, 2006).

As of June 30, 2007, the Bank reported loans destined to the microfinancial system for Bs. 50,156 million (Bs. 37,507 million, as of December 31, 2006), which exceeds the minimum level of 3% of the loan portfolio for the prior six-month period, as required by the Law-Decree of the Amendment Law of the General Law of Banks and Other Financial Institutions.

As of June 30, 2007, the Bank destined financial resources to the agricultural loan portfolio for approximately Bs. 177,171 million (Bs. 124,478 million, as of December 31, 2006). In accordance with the Law of Credits for the Agricultural sector, the minimum loan portfolio to be destined to the agricultural sector was Bs. 176,208 million (Bs. 117,001 million as of December 2006), equivalent to 18% of the total gross loan portfolio as of December 31 the last year end (16% at December 2006).

In compliance with the Special Law of Protection to the Mortgage Debtor of Dwelling, and as per Resolution Nº 012 dated February 26, 2005 issued by the Ministry of Dwelling and Habitat, as of June 30, 2007, the minimum mortgage loan portfolio required for short-term loans for the construction of housing solutions was Bs. 48,947 million (Bs. 51,188 million, as of December 31, 2006) and long-term loans for the acquisition, remodeling or self-construction of dwelling was Bs. 48,947 million (Bs. 21,938 million as of December 31, 2006). The measurement of the compliance with percentages required is made on an annual basis; accordingly, the Bank shall comply with the minimum amounts as of December 31, of every year. As of June 30, 2007, the Bank maintains short-term mortgage loans for construction for Bs. 1,665 million (Bs. 2,839 million, as of December 31, 2006) and long-term mortgage loans for the acquisition of dwelling for Bs. 35,328 million (Bs. 35,156 million, as of December 31, 2006). (see Note 2)

As of June 30, 2007 and December 31, 2006, the loans granted to debtors of the tourism sector amount to Bs. 26,366 million and Bs. 24,448 million, respectively and the required minimum loan portfolio destined to this sector, as provided by the Tourism Law and Resolution N° DM/Nº 013 issued on February 6, 2007 by the Ministry of Tourism is Bs. 19,579 million and Bs. 18,281 million,, respectively. (see Note 2)

NOTE 6.- INVESTMENTS IN SUBSIDIARIES AND AFFILIATES:

As of June 30, 2007 and December 31, 2006, the Bank has significant control over the administration of the following financial institution:

As of June 30, 2007	Equity in the capital stock N° of common shares	%	Nominal value per share	Income from equity	Company's net equity	Carrying amount
			Bs.	(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	**44,652,340**	**89,30**	**100**	**11,609**	**5,876,513**	**5,247,727**
Allowance for investments in subsidiaries and affiliates						**(28,301)**
						5,219,426

As of December 31, 2006	Equity in the capital stock N° of common shares	%	Nominal value per share	Income from equity	Company's net equity	Carrying amount
			Bs.	(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89,30	100	7,245	5,863,513	5,236,118
Allowance for investments in subsidiaries and affiliates						(28,301)
						5,207,817

A summary of the financial statements of Participaciones Vencred, S.A. is as follows:

	30-06-07	31-12-06
	(In thousands of bolivars)	
BALANCE SHEETS		
ASSETS		
Cash and due from banks	**27,399**	34,375
Investment securities	**5,437,170**	5,386,361
Loan portfolio	**520,001**	552,162
Interests and commissions receivable	**1,170**	4,204
Premises and equipment	**-0-**	-0-
Other assets	**-0-**	-0-
Total assets	**5,985,740**	5,977,102
LIABILITIES		
Customers' deposits	**28,369**	12,836
Interests and commissions payable	**1,085**	1,098
Accruals and other liabilities	**79,773**	99,655
Total liabilities	**109,227**	113,589
STOCKHOLDERS' EQUITY		
Paid-in capital	**5,000,000**	5,000,000
Capital reserves	**351,540**	348,940
Retained earnings	**524,973**	514,573
Total stockholders' equity	**5,876,513**	5,863,513
Total liabilities and stockholders' equity	**5,985,740**	5,977,102
STATEMENTS OF INCOME		
Financial revenues	**165,513**	177,084
Financial expenses	**(103)**	(345)
Gross financial margin	**165,410**	176,739
Expenses for uncollectibility and impairment of financial assets	**-0-**	(4,397)
Net financial margin	**165,410**	172,342
Other operating income	**-0-**	-0-
Other operating expenses	**(8,341)**	(9,442)
Financial intermediation margin	**157,069**	162,900
Operating expenses	**(144,069)**	(154,787)
Net income	**13,000**	8,113

NOTE 7.- FINANCIAL STATEMENTS OF THE FOREIGN BRANCH:

A summary of the financial statements of the Grand Cayman branch, which have been integrated with the financial statements of the Bank is shown as follows:

	30-06-07		31-12-06	
	Bs.	US$	Bs.	US$
		(In thousands)		
ASSETS:				
Cash and due from banks	**1,255,795**	**586**	1,238,244	577
Investment securities	**160,264,693**	**74,729**	151,006,158	70,412
Loan portfolio	**-0-**	**-0-**	927	-0-
Interests and commissions receivable	**1,502,822**	**701**	1,627,527	759
Other assets	**176,518**	**82**	221,810	104
	163,199,828	**76,098**	154,094,666	71,852
LIABILITIES:				
Customers' deposits	**143,648,080**	**66,981**	134,498,983	62,715
Other borrowings	**-0-**	**-0-**	-0-	-0-
Interests and commissions payable	**2,350**	**1**	2,269	1
Accruals and other liabilities	**112,618**	**53**	19,610	9
	143,763,048	**67,035**	134,520,862	62,725
ALLOCATED CAPITAL AND ACCUMULATED SURPLUS	**19,436,780**	**9,063**	19,573,804	9,127
	163,199,828	**76,098**	154,094,666	71,852
STATEMENTS OF INCOME:				
Financial revenues	**4,181,966**	**1,950**	4,105,655	1,914
Financial expenses	**(762,231)**	**(355)**	(768,152)	(358)
	3,419,735	**1,595**	3,337,503	1,556
Income from recovery of financial assets	**-0-**	**-0-**	-0-	-0-
Expenses for uncollectibility and impairment	**-0-**	**-0-**	(4)	-0-
Other operating income	**294,679**	**137**	282,896	132
Other operating expenses	**(173,579)**	**(81)**	(139,726)	(65)
Operating expenses	**(381,275)**	**(178)**	(376,898)	(176)
Other (expense) income, net	**(79,684)**	**(37)**	(157,026)	(73)
	(339,859)	**(159)**	(390,758)	(182)
Net income for the six-month period	**3,079,876**	**1,436**	2,946,745	1,374
MEMORANDUM ACCOUNTS:				
Other debit memorandum accounts	**579**	**-0-**	579	-0-

NOTE 8.- FORECLOSED ASSETS:

Foreclosed assets shown in the balance sheets are represented by:

	30-06-07	31-12-06
	(In thousands of bolivars)	
Assets received in payment	**31,928**	1,121,266
Works in process received in payment	**1,081,251**	-0-
	1,113,179	1,121,266
Allowance for foreclosed assets	**(220,596)**	(35,515)
	892,583	1,085,751
Other	**-0-**	6,093,027
Allowance for other foreclosed assets	**-0-**	(45,426)
	-0-	6,047,601
	892,583	7,133,352

During the six-month period ended December 31, 2006, the Bank was awarded real estate for approximately Bs. 1,161 million, for recovery of loans. During the six-month period ended June 30, 2007, the Bank reclassified Bs. 1,081 million of these assets classified in "Assets received in payment" to "Works in process received in payment" as one of the allotted real estate is in the process of construction.

During the six-month period ended June 30, 2007, the Bank sold foreclosed assets with a net book value of Bs. 7 million (Bs. 370 million for the six-month period ended December 31, 2006), which generated a realized gain on sale of assets for Bs. 1,850 million (Bs. 3,126 million for the six-month period ended December 31, 2006), which are shown in the income for the six-month period in the "Income from foreclosed assets" account, and an unrealized net gain on installment sales of assets for Bs. 4,940 million for the six-month period ended December 31, 2006, shown in the "Accruals and other liabilities" caption.

The balance of "Other foreclosed assets" shown as of June 30, 2006, corresponds to an association agreement in Corporación Galería Los Naranjos, C.A. for the construction and sale of a mall in which the bank has a-50% equity. Such property has been totally constructed; however, Management has considered that the association agreement remains effective until the completion of the sale of the commercial premises corresponding to the Bank and the settlement is made. During the six-month period ended December 31, 2006, the Bank received approximately Bs. 115 million as reimbursement of contributions made by the Bank to such association agreement. As instructed by the SUDEBAN in official document N° SBIF-DSB-II-GGI-GI6-07357 dated May 10, 2007, during the six-month period ended June 30, 2007, the Bank wrote off in advance the foreclosed assets represented by the property Galerías Los Naranjos, the book value of which amounted to Bs. 6,093 million because it exceeded the legal limits of the permanence of nonfinancial assets. Such write-off was recorded in the income for the six-month period with charge to the account "Other operating expenses".

During the six-month period ended June 30, 2007, the Bank recognized gains from the collection of loans generated from installment sales of assets realized in prior six-month periods for Bs. 232 million (Bs. 1,331 million as of December 31, 2006). Such gain was recorded as "Income from foreclosed assets" with charge to deferred gain from the sale of assets shown in "Accruals and other liabilities" caption.

During the six-month period ended June 30, 2007, the Bank recorded expenses for amortization of foreclosed assets for approximately Bs. 6,234 million (Bs. 133 million for the six-month period ended December 31, 2006).

NOTE 9.- PREMISES AND EQUIPMENT:

Premises and equipment shown in the balance sheets are represented by:

	30-06-07	31-12-06	Estimated useful life (years)
	(In thousands of bolivars)		
Buildings and facilities	**22,455,257**	22,455,257	40
Computers	**8,611,709**	8,586,867	3
Furniture	**3,176,531**	3,078,881	10
Transportation equipment	**-0-**	180,120	5
Other equipment	**17,378,813**	16,683,461	3
	51,622,310	50,984,586	
Accumulated depreciation	**(26,418,794)**	(24,151,187)	
	25,203,516	26,833,399	
Land	**924,150**	924,150	
Other assets	**11,039**	11,039	
	26,138,705	27,768,588	

During the six-month period ended June 30, 2007, the Bank acquired computers, furniture and other equipment for Bs. 1,027 million (Bs. 3,296 million as of December 31, 2006).

During the six-month period ended June 30, 2007, the Bank transferred Bs. 382 million from "Premises and equipment" to "Other assets - Software" and to "Other assets – Miscellaneous assets", corresponding to software and transportation equipment.

During the six-month period ended June 30, 2007, the Bank recorded expenses for depreciation of premises and equipment for Bs. 2,419 million (Bs. 2,140 million, for the six-month period ended December 31, 2006).

NOTE 10.- OTHER ASSETS:

Other assets shown in the balance sheets are as follows:

	30-06-07	31-12-06
	(In thousands of bolivars)	
Prepaid taxes	**15,095,289**	20,174,159
Deferred expenses (net of accumulated amortization for Bs. 3,786 million and Bs. 3,203 million, respectively)	**8,815,503**	4,762,292
Recoverable expenditures	**2,617,682**	191,974
Items to be applied	**1,451,052**	2,703,822
assets assigned to the use of personnel (net of accumulated amortization for Bs. 67 million)	**1,111,559**	-0-
Stock of stationery and numismatics	**1,064,461**	278,034
Advances to suppliers	**1,015,026**	925,030
Transactions of Suiche 7B network ATM	**767,337**	929,702
Prepaid expenses:		
Maintenance contracts and other services	**282,784**	237,567
Insurance premiums	**223,648**	159,845
Advertising and marketing expenses	**121,478**	-0-
Other prepaid expenses	**141,748**	277,295
Rights for loan of securities	**547,265**	-0-
Insurance indemnities claimed	**379,141**	-0-
Leases and condominium receivable	**208,797**	170,042
Other	**360,254**	491,591
	34,203,024	31,301,353
Allowances for other assets	**(260,788)**	(84,780)
	33,942,236	31,216,573

"Prepaid taxes" are mainly composed of taxes paid in advance shown in the estimated income tax return for Bs. 9,788 million (Bs. 12,472 million as of December 2006), value-added tax credits and other tax credits to be used for Bs. 4,155 million (Bs. 5,091 million as of December 2006), value-added tax withholdings for Bs. 760 million (Bs. 2,249 million as of December 2006), and other minor amounts for tax stamp reimbursements requested to the Tax Administration (SENIAT) for withheld income taxes, municipal taxes and property tax.

As of June 30, 2007, the "Deferred expenses" account is mainly composed of balances net of accumulated amortization of the mercantile goodwill for Bs. 3,133 million (Bs. 3,245 million as of December 31, 2006), resulting from the merger of the Bank in 2002 with Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero, software and licenses for Bs. 4,302 million, and Bs. 1,281 million (Bs. 1,111 million as of December 31, 2006) for improvements and facilities made to the Bank's leased branches and agencies. As instructed by the SUDEBAN in official document Nº SBIF-DSB-II-GGI-GI5-

20598 dated October 5, 2006, during the six-month period ended December 31, 2006, the Bank wrote off in advance leasehold improvements and facilities expenses for Bs. 1,719 million, with charge to "General and administrative expenses", which were represented by security systems, cabling, communication systems, lighting and other expenses necessary to make the owned real estate operative.

The account "Recoverable expenditures" includes approximately Bs. 2,468 million (Bs. 141 million as of December 31, 2006), that corresponds to payments to suppliers on account of the Bank's customers, which were collected during the first days of the month following year-end.

The "Items to be applied" account is mainly composed of debit card transactions carried out by customers, which were regularized during the first days of the month following the six-month period closing.

The "Advances to suppliers" account is mainly composed of disbursements made for the installation works in agencies and counters of the Bank, and advances for the purchase of software and equipment.

The "Other" item includes insurance premiums receivable from employees, value-added tax receivable from customers for financial leasing, among other less significant concepts.

Deferred expenses are amortized over 4 years. During the six-month period ended June 30, 2007, the Bank recorded amortization expenses of deferred charges and miscellaneous assets for Bs. 1,032 million (Bs. 2,455 million for the second six-month period of 2006) and fully amortized assets for Bs. 543 million were disposed.

Additionally, the Bank provisions the other assets based on the particular analysis of recovery and aging in conformity with the standards of the SUDEBAN. The movement of the allowance for other assets is composed as follows:

	30-06-07	31-12-06
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**84,780**	106,343
Add: increases in allowance-		
Allowance charged to income	**220,140**	5,984
Less: decrease in allowance		
Write off	**(38,695)**	(27,547)
Allowance charged to income	**(5,437)**	-0-
Balances, at the end of the six-month period	**260,788**	84,780

NOTE 11.- CUSTOMERS' DEPOSITS:

Customers' deposits bear annual interest rates fluctuating between the following parameters:

	30-06-07		31-12-06	
	Rates denominated in Bs.	**Rates denominated in US$**	Rates denominated in Bs.	Rates denominated in US$
Interest-bearing current accounts	**1% - 1.50%**	**1.25%**	1% - 1.50%	1.25%
Other demand obligations	**0.50% - 6%**	**-0-**	0.50% - 6%	-0-
Savings deposits	**6.50%-7.50%**	**-0-**	6.50%-7.50%	-0-
Time deposits	**10%**	**1.50% - 2.50%**	10%	1.97%
Restricted customers' deposits	**6.50%-7.50%**	**1.25%**	6.50%-7.50%	1.25%

As of June 30, 2007, "Other demand obligations" are mainly represented by registered demand certificates of deposit for Bs. 512,153 million (Bs. 346,749 million as of December 31, 2006), cashier's checks sold for Bs. 333,385 million (Bs. 36,146 million as of December 31, 2006), Bank's trust current accounts for Bs. 12,679 million (Bs. 28,303 million as of December 31, 2006) and customers' payment orders pending to be applied to their accounts for Bs. 22,723 million (Bs. 15,359 million as of December 31, 2006).

As of June 30, 2007, "Restricted customers' deposits" include Bs. 63,884 million corresponding to savings deposits and inactive current accounts in local and foreign currency (Bs. 62,351 million, as of December 31, 2006) and Bs. 51,194 million corresponding to the total of restricted customers' deposits in foreign currency that guarantee current account credits, among other credit transactions (Bs. 48,856 million, as of December 31, 2006).

The maturities of "Customers' deposits" are shown in Note 18.

NOTE 12.- OTHER BORROWINGS:

Other borrowings shown in the balance sheets consist of the following:

	30-06-07		31-12-06	
	Bs.	Interest rate	Bs.	Interest rate
	(In thousands)		(In thousands)	
Obligations with domestic financial institutions due in one year or less:				
Overdrafts in demand deposits	**8,784,219**	**-0-**	15,843,029	-0-
Demand deposits	**8,550,730**	**7.6%**	8,622,351	13.75%
Borrowings from other financial institutions	**-0-**	**-0-**	500,000	3%
Other	**1,238,448**	**-0-**	1,235,207	-0-
	18,573,397		26,200,587	
Obligations with foreign financial institutions due in one year or less:				
Demand deposits	**10,328,236**	**1% - 3%**	400,741,750	1% - 1.50%
Obligations for other borrowings due over one year	**1,075,988**	**6.92%**	1,101,119	11.06% -11.75%
	29,977,621		428,043,456	

Other borrowings are mainly composed of deposits maintained by a foreign financial institution.

"Obligations for other borrowings due over one year" correspond to funds received from Fondo de Crédito Industrial (FONCREI) destined to special borrowing programs for the small and medium industry.

As of June 30, 2007 and December 31, 2006, other borrowings are due in 180 days or less, except for the "Obligations for other borrowings due over one year" that are due between 3 and 8 years for both six-month periods (see Note 18).

NOTE 13.- ACCRUALS AND OTHER LIABILITIES:

Accruals and other liabilities shown in the balance sheets are represented by:

	30-06-07	31-12-06
	(In thousands of bolivars)	
Provision for income taxes	**15,498,428**	25,623,540
Items to be applied	**13,109,476**	11,164,852
Profit-sharing payable to employees	**12,451,751**	11,327,247
Provisions for contingencies	**9,972,760**	8,367,857
Deferred income	**7,189,462**	7,721,399
Statutory earnings payable	**5,327,905**	4,941,962
Checks removed from the system (including US$ 202,036 and US$ 202,686, respectively)	**5,323,879**	5,857,415
Provision for contracted services	**4,123,148**	3,855,398
Accrual for labor indemnities	**3,264,249**	2,622,713
Vacation bonus payable	**2,438,984**	1,592,805
Provision for contingent loans (see Note 16)	**2,420,539**	1,728,191
Dividends payable	**1,983,918**	1,960,262
Provisions for retirement pension plan (see Note 20)	**1,680,384**	-0-
Mandatory social security payable	**1,278,066**	1,561,125
Income taxes withheld to third parties payable:		
Withheld income taxes	**434,761**	430,074
Withheld value-added tax	**312,775**	721,070
Provision for integral anti-money laundering prevention	**452,813**	64,843
Provisions for claims	**280,661**	275,582
Other	**4,240,997**	3,418,423
	91,784,955	93,234,758

As of June 30, 2007, the "Items to be applied" account includes Bs. 10,750 million (Bs. 9,588 million as of December 31, 2006), received from customers in its condition of exchange operator for the purchase and sale of dollars related to imports and exports, which were settled by the BCV in the month following the year-end. Additionally, as of June 30, 2007, this account includes amounts received from customers for the settlement of credit transactions pending to be applied for Bs. 1,645 million (Bs. 1,173 million as of December 2006), and advances received to guarantee the sale of real estate awarded in payment of loans for Bs. 49 million (Bs. 319 million as of December 2006).

The profit-sharing payable to employees and statutory earnings are calculated on the basis of the liquid profits for the six-month period, as provided by the current collective contract and the Bank's bylaws.

As of June 30, 2007 and December 31, 2006, the "Provisions for contingencies" item includes the estimations made by Management to cover future tax, labor and/or civil contingencies, among others (see Note 21).

As of June 30, 2007 and December 31, 2006, deferred income is composed as follows:

	30-06-07	31-12-06
	(In thousands of bolivars)	
Deferred income from sale of assets	**6,339,678**	6,577,206
Financial interest collected in advance	**510,514**	610,799
Deferred lease receivable	**142,619**	301,768
Lease collected in advance	**124,626**	140,732
Interest not collected on current loans	**46,205**	61,801
Proceeds from purchase of mortgage loans	**11,066**	15,558
Interests capitalized on restructured loan portfolio	**8,896**	13,535
Administrative expenses for financial lease receivable	**5,858**	-0-
	7,189,462	7,721,399

As of June 30, 2007 and December 31, 2006, the "Deferred income from sale of assets" account corresponds to the unrealized gain obtained from the installment sale of assets. The corresponding borrowings granted are recorded in the "Loan portfolio" caption (see Notes 5 and 8).

The account "Checks removed from the system" corresponds to cashiers' checks issued by the Bank to its customers with an aging over one year, which have been reclassified for control purposes.

During the six-month period ended June 30, 2007, the Bank created allowances for contingent loans for Bs. 692 million (Bs. 418 million as of December 2006), with charge to the "Expenses for uncollectible and impaired financial assets" caption (in the "Income from recovery of financial assets" caption as of December 2006).

NOTE 14.- STOCKHOLDERS' EQUITY:

a. Paid-in capital-

As of June 30, 2007 and December 31, 2006, the Bank's subscribed and paid-in capital stock amounts to Bs. 69,888 million and Bs. 50,400 million, composed of 139,776,000 and 100,800,000 fully paid common shares with a nominal value of Bs. 500 each.

b. Capital reserves-

As provided by the Law of Banks and Other Financial Institutions, the Bank must transfer to the legal reserve a minimum of 20% of the net income for each period until the legal reserve reaches 50% of the capital stock. When this limit is reached, at least 10% of liquid benefits for each six-month period shall be used to increase the legal reserve fund until reaching 100% of the capital stock. Additionally, the Bank's bylaws provide that once that limit reaches 100% of the capital stock, the Bank will continue reserving 5% of the liquid benefits for each six-month period. As of June 30, 2007 and December 31, 2006, the Bank transferred Bs. 6,600 million and Bs. 2,828 million, respectively, to the legal reserve equivalent to 10% and 5%, respectively, of liquid benefits obtained during each six-month period.

c. Retained earnings-

- *Restricted earnings:*

Restricted undistributed earnings are composed as follows

	30-06-07	31-12-06
	(In thousands of bolivars)	
Restricted earnings as per Resolution N° 329-99	**49,346,484**	43,342,822
Retained earnings - foreign branch	**18,364,481**	18,501,505
Accumulated unrealized gain from valuation of gold in coins	**349,827**	349,827
Accumulated unrealized gain from equity in affiliate	**716,815**	705,206
	68,777,607	62,899,360

On December 28, 1999, the SUDEBAN issued Resolution N° 329-99 through which it required the reclassification of 50% of the semi-annual income and 50% of the balance of the "Available undistributed earnings" account for the six-month periods prior to December 31, 1999 to the "Restricted undistributed earnings" account. The amounts included in the latter account could not be available to be distributed as cash dividends and could only be used for capital stock increases.

On August 9, 2002, the Bank filed a nullification appeal together with a request of innominate cautionary measure against the Resolution N° 329-99, before the First Court in Contentious Administrative matters by alleging the unconstitutionality of such measure. Until April 25, 2006, the Bank declared dividends on its retained earnings, under the protection of the cautionary measure granted by the Court, which was revoked at that date given the opposition appeal filed by the SUDEBAN. Therefore, the SUDEBAN has requested the restriction of 50% of earnings generated subsequent to the revoke of the cautionary

measure and those provided from prior periods for Bs. 159,927 million. Consequently, the Bank exerted a new nullification appeal before the competent courts and obtained a new innominate cautionary measure. To date, the Court has not decided either on the nullification appeal of original Resolution N° 329.99 or on the request of the SUDEBAN of restricting earnings of prior six-month periods.

As a consequence of the legal proceedings in course, the Bank has restricted 50% of accumulated earnings as of December 31, 2005 and 50% of earnings generated in subsequent six-month periods, has capitalized a portion of restricted earnings for Bs. 19,488 million, through the sharing of stock dividends, and has abstained itself from classifying Restricted undistributed earnings of prior six-month periods for Bs. 159,927 million, part of which has been declared in dividends in the past, under the protection of the cautionary measure granted by the Court (see Note 21). Accordingly, the total of restricted earnings recognized under the application of Resolution 329.99 referred to above amounts to Bs. 49,347 million.

During the six-month period ended June 30, 2007, the Bank restricted net income generated by its foreign branch amounting to Bs. 3,080 million (Bs. 2,947 as of December 31, 2006) and the unrealized gain from equity in its subsidiary for Bs. 12 million (Bs. 7 million as of December 2006). In accordance with current regulations, these amounts are not available for distributions as dividends until the subsidiary declares the corresponding dividend or the Branch sends to its main office the accumulated income generated in prior periods.

During the six-month period ended June 30, 2007, the Bank transferred the available earnings amounting to Bs. 3,217 million, from the Restricted undistributed earnings to Available undistributed earnings, which correspond to remittances received from its Branch for US$ 1.5 million, provided from earnings generated in prior periods. The Bank stopped restricting 50% of earnings received from its foreign branch (Bs. 1,608 million), as required by Resolution 329.99 referred to above. Such amount was restricted in July 2007.

- *Stock dividends declared:*

During the regular Stockholders' meeting held on March 1, 2007, the stockholders approved a capital stock increase of the Bank by 17,472 million, equivalent to 34,944,000 shares with a nominal value of Bs. 500 each, through the decree of a stock dividend with charge to "Restricted earnings". On April 26, 2007, through official document Nº SBIF-DSB-GGCJ-GALE-06493, the SUDEBAN authorized such capital increase.

During the regular Stockholders' meeting held on August 15, 2006, the stockholders approved a capital stock increase of the Bank by Bs. 2,016 million, equivalent to 4,032,000 shares with a nominal value of Bs. 500 each, through the decree of a stock dividend with charge to "Restricted earnings". On November 29, 2006, through official document Nº SBIF-DSB-II-GGCJ-GALE-23635, the SUDEBAN authorized such capital increase.

- *Cash dividends declared:*

During the extraordinary Stockholders' meeting held on April 30, 2007, the stockholders approved two cash dividends of Bs. 10 per share, equivalent to Bs. 2,446 million, payable in May and June 2007 and three extraordinary cash dividends, payable as follows: (a) Bs. 100 per share, equivalent to Bs. 10,483 million, payable in May 2007, (b) Bs. 2 per share, equivalent to Bs. 210 million, payable as the Executive Committee determines so (payable in June 2007, as approved by the Executive Committee on May 17, 2007) and (c) and extraordinary dividend payable before August 15, 2007, the day determined by the Executive Committee, the amount of which shall not be less than Bs. 2 or higher than Bs. 100 per share. All these dividends will be cash with charge to Available undistributed earnings as of December 31, 2006. On May 29, 2007, the Executive Committee declared an extraordinary dividend of Bs. 100 per share, equivalent to Bs. 13,978 million, payable on June 14, 2007, with charge to Available undistributed earnings as of December 31, 2006, as authorized by the Extraordinary Stockholders' Meeting on April 30, 2007.

During the regular Stockholders' meeting held on August 15, 2006, the stockholders approved two cash dividends of Bs. 10 per share, equivalent to Bs. 2,016 million, payable in September and December 2006 and two extraordinary cash dividends, the first of Bs. 153.80 per share, equivalent to Bs. 15,503 million, payable in August 2006, and the second of Bs. 0.20 per share, equivalent to Bs. 20 million, payable as the Executive Committee determines so, with charge to Available undistributed earnings as of June 30, 2006.

On February 1, 2007, the Executive Committee declared an extraordinary dividend of Bs. 0.20 per share, equivalent to Bs. 20 million, payable on February 21, 2007, with charge to Available undistributed earnings as of June 30, 2006, as authorized by the Regular Stockholders' Meeting on August 15, 2006.

d. Risk capital indexes-

As of June 30, 2007 and December 31, 2006, the indexes maintained, which are calculated by the Bank on the basis of the amounts shown in its financial statements, and the indexes required in accordance with the standards provided by the SUDEBAN are as follows:

	30-06-07		31-12-06	
	Index maintained	**Index required**	Index maintained	Index required
Risk capital – Global	**14.58%**	**12%**	15.82%	12%
Stockholders' equity / total assets	**8.37%**	**8%**	8.55%	8%

On June 27, 2007, the SUDEBAN issued certain observations to the Bank related to the calculation of the risk capital index. On July 9, 2007, the Bank requested the reconsideration of the calculations by presenting its arguments with respect to the adequate consideration of risk on its operations. To date, the SUDEBAN has not issued any pronouncement on this request; however, as of June 30, 2007, the Bank exceeds the minimum risk capital percentages considering the SUDEBAN's observations.

NOTE 15.- OTHER OPERATING INCOME:

Other operating income shown in the statements of income are composed as follows:

	30-06-07	31-12-06
	(In thousands of bolivars)	
Commissions for services	**39,146,918**	**34,625,980**
Income from sale of investment securities	**20,715,999**	**7,980,695**
Income from exchange difference (Note 23)	**173,503**	**268,515**
Income from equity participation (Note 6)	**11,609**	**7,245**
	60,048,029	**42,882,435**

Income from exchange difference mainly results from arbitration of foreign currencies and valuation of gold in coins at year-end.

NOTE 16.- MEMORANDUM ACCOUNTS:

Memorandum accounts shown in the balance sheets correspond to the following transactions carried out by the Bank:

	30-06-07	31-12-06
	(In thousands of bolivars)	
Contingent debit accounts:		
Repo investment securities	**203,752,000**	442,246,000
Lines of credit immediately available	**-0-**	189,480,576
Guarantees granted	**194,115,960**	133,066,192
Letters of credit issued not traded	**36,451,425**	36,490,937
Loan commitments	**1,696,116**	7,958,616
	436,015,501	809,242,321
Trust assets	**728,749,697**	707,051,372
Other debit memorandum accounts-		
Custodials received	**1,787,745,625**	1,854,640,810
Guarantees received	**1,533,553,062**	1,407,976,110
Collections	**7,272,218**	5,975,204
Lines of credit granted pending to be used	**198,439,899**	-0-
Other record accounts	**115,699,076**	118,201,733
	3,642,709,880	3,386,793,857
	4,807,475,078	4,903,087,550

a. Contingent debit accounts-

Credit financial instruments:

In the normal course of business, the Bank maintains credit financial instruments in order to meet its clients' financial needs. As of June 30, 2007, these instruments mainly consist of guarantees, letters of credit and other nonrevokable credit commitments for Bs. 232,264 million (Bs. 366,996 million as of December 31, 2006), and are recorded in the "Contingent debit accounts" caption.

The lines of credit immediately available, including the authorized and unused bank overdrafts, are considered nonbinding because the Bank maintains full and absolute discretion of revoking these commitments in case of credit impairment; accordingly Management considers that there is no immediate credit risk. Consequently, these operations are reported in "Other debit memorandum accounts".

Repo investment securities for Bs. 203,752 million (Bs. 442,246 million as of December 31, 2006) correspond to short-term purchase agreements of securities to resell, namely Repo, entered into with BCV (see Note 4).

The maximum potential credit risk of these commitments is equal to the nominal value of the contracts if the other parties involved in the financial instrument fail to comply with the terms of the contracts. The Bank controls the credit risk of these instruments by establishing mechanisms of credit approvals, collateral requirements and other supervision and control

procedures. The Bank evaluates each client's credit capacity, based on the same criteria applied for credit financial instruments recognized in the balance sheet.

As of June 30, 2007 and December 31, 2006, the provisions for contingent portfolio amount to approximately Bs. 2,421 million and Bs. 1,728 million, respectively, and are recorded in the "Accruals and other liabilities" caption.

b. Trust assets

The Bank manages trusted assets on behalf of third parties. The summarized balance sheets of the trust are presented as follows:

	30-06-07	31-12-06
	(In thousands of bolivars)	
ASSETS:		
Cash and due from banks	**56,536,378**	73,293,245
Investment securities	**240,975,595**	234,864,769
Loan portfolio	**411,608,661**	379,980,977
Interests and commissions receivable	**1,887,991**	841,844
Assets received for administration	**1,054,689**	1,065,178
Other assets	**16,686,383**	17,005,359
	728,749,697	707,051,372
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Other accounts payable and other liabilities	**2,034,919**	2,029,545
Stockholders' equity	**726,714,778**	705,021,827
	728,749,697	707,051,372

Trust assets are classified by purpose and type of contracting entity as follows:

As of June 30, 2007:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	**12,460,415**	**-0-**	**-0-**	**-0-**	**12,460,415**
Guarantee	**21,063,102**	**-0-**	**-0-**	**-0-**	**21,063,102**
Administration	**694,543,969**	**151,475**	**73,849**	**456,887**	**695,226,181**
	728,067,486	**151,475**	**73,849**	**456,887**	**728,749,697**

As of December 31, 2006:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	10,197,212	-0-	-0-	-0-	10,197,212
Guarantee	19,092,543	-0-	-0-	-0-	19,092,543
Administration	677,026,881	148,450	72,286	514,000	677,761,617
	706,316,636	148,450	72,286	514,000	707,051,372

As of June 30, 2007 and December 31, 2006, funds granted in trust by private entities represent 99.91% and 99.89%, respectively of the total of trusted funds.

Under Article N° 51 of the Decree-Law of the General Law of Banks and Other Financial Institutions the total amount of the trusted funds will not exceed 5 times the stockholders' equity of the trust institution. The Bank filed a nullification appeal before the First Court in Contentious Administrative matters against such article, which is pending sentence. However, to date, the Bank does not maintain trusts exceeding the referred to limit.

Trusts' investment securities:

As of June 30, 2007 and December 31, 2006, investment securities are valued and presented at the acquisition cost, adjusted by the amortization of premiums or discounts, as applicable. A detail of such investments is shown as follows:

	30-06-07	31-12-06
	(In thousands of bolivars)	
Local currency	**223,979,652**	215,300,101
Foreign currency	**16,995,943**	19,564,668
	240,975,595	234,864,769

Trusts' investments for the periods ended June 30, 2007 and December 31, 2006, are presented as follows:

	30-06-07		31-12-06	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
	(In thousands of bolivars)			
Investment securities issued and/or guaranteed by the Government-				
National Public Debt Bonds, with annual yield between 6.49% and 16.32%, nominal value of Bs. 3,450 million and due between 5 and 811 days, as of June 2007 (annual yield between 6.61% and 8.45%, nominal value of Bs. 1,700 million and due between 284 and 992 days, as of December 2006).	**3,444,183**	**3,528,641**[18]	1,690,400	1,710,124[18]
Treasury bills, with annual yields between 3.87% and 3.90%, nominal value of Bs. 12,000 million and due between 73 and 87 days, as of December 2006.	**-0-**	**-0-**	11,898,156	11,895,793[18]
	3,444,183	**3,528,641**	13,588,556	13,605,917

[18] The fair value is equivalent to the current value of discounted future cash flows

	30-06-07		31-12-06	
	Amortized or acquisition cost	Fair market value	Amortized or acquisition cost	Fair market value
Time deposits in foreign financial institutions-[19]				
Barclays Bank, PLC, with annual yields between 5.23% and 5.25%, nominal value of US$ 4,425,461 and due between 9 and 27 days, as of June 2007 (annual yield between 5.22% and 5.24%, nominal value of US$ 4,996,598 and due between 3 and 29 days, as of December 2006).	9,490,843	9,490,843[20]	10,715,702	10,715,702[20]
Bank of America, with annual yield of 4.51%, nominal value of US$ 1,110,603 and due in 2 days, as of June 2007 (annual yield of 4.54%, nominal value of US$ 2,613,650 and due in 2 days, as of December 2006).	2,381,800	2,381,800[20]	5,605,235	5,605,235[20]
	11,872,643	11,872,463	16,320,937	16,320,937
Obligations issued by foreign financial institutions-[19]				
Federal NATL MTG, with annual yield of 5.11%, nominal value of US$ 1,120,000 and due in 88 days as of June 2007 (annual yield of 5.15%, nominal value of US$ 1,114,000 and due in 31 days, as of December 2006).	2,372,281	2,372,648[21]	2,378,627	2,379,528[21]
Lehman Bros Inc., with annual yield of 6.50%, nominal value of US$ 169,000 and due in 290 days as of June 2007 (annual yield of 6.50%, nominal value of US$ 169,000 and due in 471 days, as of December 2006).	366,145	365,315[21]	368,459	366,537[21]
Barclays Bank PLC, with annual yield of 7.40%, nominal value of US$ 115,000 and due in 899 days, as of June 2007.	260,927	256,839[21]	-0-	-0-
	2,999,353	2,994,802	2,747,086	2,746,065
Obligations issued by foreign private nonfinancial companies-				
International Business Machs Corp, with annual yield of 6.45%, nominal value of US$ 112,000 and due in 32 and 213 days, as of June 2007 and December 2006, respectively.	240,849	240,291[21]	244,548	241,997[21]
Texaco Capital, with annual yield of 5.50%, nominal value of US$ 97,000 and due in 565 days, as of June 2007.	209,148	208,592[21]	-0-	-0-
Anheuser Busch, with annual yield of 5.38%, nominal value of US$ 72,000 and due in 443 days, as of June 2007	154,745	154,215[21]	-0-	-0-
Costco Wholesale Corporation, with annual yield of 5.50%, nominal value of US$ 117,000 and due in 74 and 258 days, as of December 2006.	-0-	-0-	252,097	250,795[21]
	604,742	603,098	496,645	492,792
Obligations issued by domestic private nonfinancial companies-				
General Motors de Venezuela, with annual yield of 11.53%, nominal value of Bs. 20,000 million, and due between 895 and 986 days, as of June de 2007.	20,000,000	20,000,000[20]	-0-	-0-
Mercantil Servicios Financieros, C.A., with annual yields between 11.51% and 14.44%, nominal value of Bs. 14,600 million, and due between 145 and 1,457 days, as of June 2007 (annual yields between 11.70% and 14.22%, nominal value of Bs. 13,985 million, and due between 83 and 1,422 days, as of December 2006).	14,600,000	14,600,000[20]	13,985,100	13,985,100[20]

[19] It corresponds to Customer-directed trusts
[20] The fair value corresponds to nominal value
[21] The fair value corresponds to the quotation value in foreign stock exchanges

	30-06-07		31-12-06	
	Amortized or acquisition cost	Fair market value	Amortized or acquisition cost	Fair market value
UNICON, C.A., with annual yield between 12.78% and 13.62%, nominal value of Bs. 3,500 million, and due between 764 and 1,674 days, as of June 2007 (annual yield of 12.75%, nominal value of Bs. 1,500 million and due in 945 days, as of December de 2006).	3,500,000	3,500,000[22]	1,500,000	1,500,000[22]
	38,100,000	38,100,000	15,485,100	15,485,100
Corporate commercial papers issued by domestic private nonfinancial companies-				
Mercantil Servicios Financieros, C.A., with annual yields between 6.75% and 7.25%, value of Bs. 26,386 million and due between 54 and 322 days, as of June 2007 (annual yield between 6.75% and 7%, value of Bs. 15,382 million and due between 115 and 265 days, as of December 2006).	25,795,892	25,795,892[23]	14,785,413	14,785,413[23]
Procesadora Venezolana de Cereales, S.A. (PROVENCESA), with annual yields between 6% and 6.5%, nominal value of Bs. 25,000 million and due between 44 and 100 days, as of June 2007 (annual yield between 5.74% and 5.99%, nominal value of Bs. 25,000 million and due between 64 and 176 days, as of December 2006).	24,726,373	24,726,373[23]	24,531,730	24,531,730[23]
Citibank Mercado de Capitales, with annual yield of 6.25%, nominal value of Bs. 5,000 million and due between 47 and 61 days, as of June 2007.	4,953,247	4,953,247[23]	-0-	-0-
UNICON, with annual yield of 7% nominal value of Bs. 3,500 million and due in 3 days, as of June 2007 (annual yield of 6.49%, nominal value of Bs. 3,500 million and due in 113 days, as of December 2006).	3,497,986	3,497,986[23]	3,430,400	3,430,400[23]
Inversiones Selva, C.A., with annual yield of 7.75%, nominal value of Bs.1,305 million and due in 95 days, as of June 2007 (annual yield of 9.25%, nominal value of Bs.1,305 million and due in 60 days, as of December 2006).	1,279,465	1,279,465[23]	1,283,858	1,283,858[23]
C.A. Electricidad de Caracas, S.A.C.A., with annual yield between 6.39% and 6.49%, nominal value of Bs. 8,999 million, and due between 33 and 129 days, as of Dece mber 2006.	-0-	-0-	8,855,788	8,855,788[23]
Banco del Caribe, with annual yield of 6.49%, nominal value of Bs. 1,500 million and due in 81 days, as of December 2006.	-0-	-0-	1,478,452	1,478,452[23]
Corporación Telemic, C.A., with annual yield of 8.99%, nominal value of Bs. 1,000 million and due in 66 days, as of December 2006.	-0-	-0-	984,192	984,192[23]
	70,065,789	70,065,789	62,026,203	62,026,203
Other obligations-				
Banco de Venezuela, S.A. Banco Universal, with annual yield of 6.5%, nominal value of Bs. 60,104 million and due between 4 and 23 days, as of June 2007 (annual yield between 5% and 5.25%, nominal value of Bs. 44,816 million and due between 10 and 22 days, as of December 2006).	60,104,227	60,104,227[22]	44,816,440	44,816,440[22]

[22] The fair value corresponds to nominal value

[23] The fair value is equivalent to amortized or acquisition cost, as applicable.

	30-06-07		31-12-06	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Banco Exterior, C.A. Banco Universal, with annual yields between 5% and 8%, nominal value of Bs. 29,540 million and due between 3 and 25 days, as of June 2007 (annual yield of 4.75%, nominal value of Bs. 39,798 million and due between 2 and 23 days, as of December 2006).	**29,540,471**	**29,540,471**[24]	39,798,162	39,798,162[24]
Banco del Caribe, C.A. Banco Universal, with annual yields between 4.50% and 4.75%, nominal value of Bs. 15,480 million and due between 3 and 25 days, as of June 2007 (annual yield between 4.75% and 5%, nominal value of Bs. 19,816 million and due between 3 and 18 days, as of December 2006).	**15,480,272**	**15,480,272**[24]	19,816,064	19,816,064[24]
ABN AMRO BANK, with annual yield of 3.5%, nominal value of Bs. 7,245 million and due in 10 days, as of June 2007 (annual yield between 4% and 4.75%, nominal value of Bs. 19,770 million and due between 3 and 15 days, as of December 2006).	**7,244,710**	**7,244,710**[24]	19,769,576	19,769,576[24]
	112,369,680	**112,369,680**	124,200,242	124,200,242
Obligations issued by foreign public nonfinancial entities-				
United Status Government, with annual yield of 4.38%, nominal value of US$ 710,000 and due between 184 and 540 days, as of June 2007	**1,519,205**	**1,518,402**[25]	-0-	-0-
	240,975,595	**241,053,055**	234,864,769	234,877,256

Maturities for investment securities are as follows:

	30-06-07		31-12-06	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
	(In thousands of bolivars)			
Due in six months or less	**195,573,454**	**195,618,566**	209,663,635	209,660,871
Due from six months to one year	**6,880,157**	**6,905,584**	17,240,551	17,248,293
Due from one to five years	**38,521,984**	**38,528,905**	7,960,583	7,968,092
	240,975,595	**241,053,055**	234,864,769	234,877,256

As of June 30, 2007, investment securities are mainly composed of time placements in domestic financial institutions that represent 47% of total investments (53% as of December 31, 2006) and obligations issued by domestic private nonfinancial companies that represent 45% of total investments (33% as of December 31, 2006).

Trust loan portfolio:

The trust loan portfolio is mainly composed of loans granted to beneficiaries, which amounts to Bs. 411,609 million (Bs. 379,981 million, as of December 31, 2006).

[24] The fair value corresponds to nominal value

[25] The fair value corresponds to the quotation value in foreign stock exchanges

The loans granted to beneficiaries are mainly destined to the construction, acquisition, improvement or repair of housing, acquisition of vehicles and transportation vehicles and other, such as school pensions or medical services expenses.

As of June 30, 2007 and December 31, 2006, the loans to beneficiaries are mainly composed of loans guaranteed with labor indemnities granted to trusters and loans granted with funds of customer-directed trusts, which have been created by trusters for the purpose of granting borrowing programs for the acquisition, improvement or repair of housing to its employees (trust beneficiaries), which are guaranteed through real estate mortgages. Trust contracts release the Bank from loan risk losses.

As of June 30, 2007 and December 31, 2006, loans to beneficiaries are classified as normal risk according to parameters provided by Resolution N° 009-1197 on "Standards related to the Classification of the Loan Portfolio Risk and Calculation of its Provisions", considering for those social interest trusts the particular conditions set forth therefor.

Loans receivable from beneficiaries are classified by type of guarantee as follows:

	30-06-07	31-12-06
	In thousands of bolivars	
Guarantees on monies	**242,536,436**	219,579,339
Chattel guarantee	**84,709,355**	58,736,745
Mortgage guarantee	**67,104,044**	85,190,840
Dominion reserve	**16,620,295**	15,813,375
Collateral and guarantees	**638,531**	660,678
	411,608,661	379,980,977

The "Guarantees on monies" correspond to loans receivable from beneficiaries guaranteed on labor indemnities or monies held by trusters in savings and loan entities or funds managed by the trust.

Loans to beneficiaries are classified by maturity as follows:

	30-06-07	31-12-06
	In thousands of bolivars	
Due in 6 months or less	**13,405,560**	7,040,554
Due from 6 to 12 months	**6,457,717**	10,205,084
Due from 12 to 24 months	**20,030,469**	17,788,521
Due over 24 months	**124,852,386**	120,992,908
Undefined maturity	**246,862,529**	223,953,910
	411,608,661	379,980,977

As of June 30, 2007 and December 31, 2006, the loans to beneficiaries classified as Undefined maturity mainly correspond to loans receivable from beneficiaries guaranteed with their labor indemnities or on their monies maintained in savings funds or savings and loan entities without a defined payment date or capital amortization, as provided by the trust contracts. However, the total payment of such loans will be effective as the beneficiary terminates its labor or contractual relationship with the truster.

NOTE 17.- FAIR VALUE OF FINANCIAL INSTRUMENTS:

The accounting standards of the SUDEBAN require the disclosure of information on the fair value of those financial instruments for which it is practical to estimate such value. The fair values included herein do not necessarily show the amounts for which the Bank might negotiate its financial instruments in the market.

As of June 30, 2007 and December 31, 2006, the Bank applied the following methods and assumptions to estimate the fair value of those financial instruments for which it is practical to calculate such value:

a. Cash and due from banks: The book value for these short-term instruments is equivalent to the fair value.
b. Investment securities, including investments in shares of unconsolidated subsidiaries:

- Investment securities listed on the stock exchange: the market price effective at the end of the six-month period is considered as fair value.
- Shares in subsidiaries: fair value is considered as equity value in accordance with the subsidiary's financial statements.
- Deposits in banks and other financial institutions: the nominal value of these short-term instruments is similar to fair value.
- Debt securities not listed on the stock exchange: the fair value of investment securities issued by Banco Central de Venezuela is equivalent to nominal value since they are short-term investments, while in medium-term obligations the fair value is similar to book value since such investments adjust their interest rates on a monthly basis.

c. Loan portfolio: the productive loan portfolio of the Bank (current and restructured loans) is mainly composed of short-term credits. The Bank modifies the amount of their loans on a monthly basis, according to the market rates. Accordingly, the book value of the productive loan portfolio (except for the general provision) is equivalent to its fair value. The net book value of the nonproductive loan portfolio (past due and in-litigation loans), totally or partially provisioned or non-interest bearing, is equivalent to its fair value.

d. Customers' deposits: The fair values shown for demand deposits are equivalent to the amount payable on demand at year-end, in other words, their book value.

e. Other financial intermediation obligations and other borrowings: Loans received from financial institutions approximate their fair values.

The book and fair values estimated for the financial instruments of the Bank and its Branch are as follows:

	30-06-07		31-12-06	
	Book value	Fair value	Book value	Fair value
	(In thousands of bolivars)			
ASSETS:				
Cash and due from banks	883,727,450	883,727,450	681,587,352	681,587,352
Investment securities	1,154,812,380	1,154,794,095	1,376,373,624	1,376,348,035
Loan portfolio	1,168,841,492	1,181,827,697	965,187,916	975,451,776
Interests and commissions receivable	17,217,276	17,217,276	15,138,023	15,138,023
Investments in subsidiaries, affiliates and branches	5,219,426	5,247,727	5,207,817	5,236,118
	3,229,818,024	3,242,814,245	3,043,494,732	3,053,761,304
LIABILITIES:				
Customers' deposits	2,903,448,754	2,903,448,754	2,355,092,695	2,355,092,695
Other borrowings	29,977,621	29,977,621	428,043,456	428,043,456
Other financial intermediation obligations	5,944,862	5,944,862	4,505,720	4,505,720
Interests and commissions payable	1,172,666	1,172,666	793,421	793,421
	2,940,543,903	2,940,543,903	2,788,435,292	2,788,435,292
MEMORANDUM ACCOUNTS:				
Contingent debit accounts	436,015,501	436,015,501	809,242,321	809,242,321
Trust assets	728,749,697	728,827,156	707,051,372	707,063,859
Other trusts	-0-	-0-	-0-	-0-
Other debit memorandum accounts	3,642,709,880	3,642,709,880	3,386,793,857	3,386,793,857
Investments transferred	-0-	-0-	-0-	-0-
	4,807,475,078	4,807,552,537	4,903,087,550	4,903,100,037

NOTE 18.- MATURITY OF ASSETS AND LIABILITIES:

Maturities of financial assets and liabilities shown in the balance sheets are as follows:

As of June 30, 2007:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	883,727,450	-0-	-0-	-0-	-0-	883,727,450
Investment securities						
Placements with BCV and interbank transactions	985,801,419	-0-	-0-	-0-	-0-	985,801,419
Investments transferred	(193,462,840)	-0-	-0-	-0-	-0-	(193,462,840)
	792,338,579	-0-	-0-	-0-	-0-	792,338,579
Available-for-sale investment securities	1,119,442	-0-	-0-	-0-	-0-	1,119,442
Held-to-maturity investment securities	135,336,645	14,715,066	-0-	-0-	1,069,904	151,121,615
Restricted cash investment securities	210,232,744	-0-	-0-	-0-	-0-	210,232,744
Loan portfolio, net	795,549,701	91,720,422	6,674,146	40,629,212	234,268,011	1,168,841,492
Interests and commissions receivable	17,217,276	-0-	-0-	-0-	-0-	17,217,276
Investments in subsidiaries	-0-	-0-	-0-	-0-	5,219,426	5,219,426
	2,835,521,837	106,435,488	6,674,146	40,629,212	240,557,341	3,229,818,024
LIABILITIES:						
Customers' deposits	2,903,448,754	-0-	-0-	-0-	-0-	2,903,448,754
Other borrowings	28,901,633	-0-	-0-	-0-	1,075,988	29,977,621
Other financial intermediation obligations	5,944,862	-0-	-0-	-0-	-0-	5,944,862
Interests and commissions payable	1,172,666	-0-	-0-	-0-	-0-	1,172,666
	2,939,467,915	-0-	-0-	-0-	1,075,988	2,940,543,903

As of December 31, 2006:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	681,587,352	-0-	-0-	-0-	-0-	681,587,352
Investment securities						
Placements with BCV and interbank transactions	778,549,107	-0-	-0-	-0-	-0-	778,549,107
Available-for-sale investment securities	5,516,818	-0-	-0-	-0-	-0-	5,516,818
Held-to-maturity investment securities	134,847,953	11,005,374	-0-	-0-	1,069,741	146,923,068
Restricted cash investment securities	445,384,631	-0-	-0-	-0-	-0-	445,384,631
Loan portfolio, net	673,640,909	66,409,976	5,747,180	21,060,818	198,329,033	965,187,916
Interests and commissions receivable	15,138,023	-0-	-0-	-0-	-0-	15,138,023
Investments in subsidiaries	-0-	-0-	-0-	-0-	5,207,817	5,207,817
	2,734,664,793	77,415,350	5,747,180	21,060,818	204,606,591	3,043,494,732
LIABILITIES:						
Customers' deposits	2,355,092,695	-0-	-0-	-0-	-0-	2,355,092,695
Other borrowings	426,942,337				1,101,119	428,043,456
Other financial intermediation obligations	4,505,720	-0-	-0-	-0-	-0-	4,505,720
Interests and commissions payable	793,421	-0-	-0-	-0-	-0-	793,421
	2,787,334,173	-0-	-0-	-0-	1,101,119	2,788,435,292

NOTE 19.- TAX REGIME AND OTHER CONTRIBUTIONS:

a. Income taxes-

The Income Tax Law sets forth, among other issues, the regime for the payment of income taxes on operating income and capital gains, worldwide income system, international tax transparency regime, transfer-pricing system and inflation adjustment. The concepts related to the calculation of the income tax expense in accordance with the current Venezuelan laws that affect the Bank are described below:

- *Book to tax reconciliation of income tax expense:*

The Bank's fiscal year ends December 31. The Bank presents its income tax returns on an annual basis and estimates the income tax expense on a semiannual basis at the end of each accounting period.

The provisions for income taxes are calculated on the basis of an income that differs from book income due to nontaxable or deductible items, which are permanent or temporary. The reconciliation of the estimated tax expense determined on book income and the income tax expense calculated on taxable income is shown as follows:

	Six-month period ended 30-06-07	Six-month period ended 31-12-06
	(In thousands of bolivars)	
Income tax expense determined on the book income	**25,142,921**	21,790,149
Differences between book and tax expense, net for:		
Loss deductible for tax inflation adjustment	**(7,432,978)**	(8,252,273)
Exempted income for public securities	**(7,791,345)**	(2,623,341)
Valuation allowance of assets net of write-offs	**1,146,407**	292,295
Payments for retirements and other, net of accruals	**1,039,266**	713,186
Unrealized gain (loss) for valuation of shares	**(1,020,877)**	682,878
Income from equity and dividends	**(230,199)**	(24,452)
Expenses related to exempted income	**124,516**	55,875
Other, net of reversals	**55,603**	238,057
	(14,109,607)	(8,917,775)
Income tax caused	**11,033,314**	12,872,374

The Bank was qualified as special taxpayer from May 1995 by the Tax Administration (SENIAT).

- *Regular adjustment for inflation:*

The regular adjustment for inflation represents the higher (or lower) value of the stockholder's equity resulting from recognizing the effects of inflation over nonmonetary assets and liabilities through the application of the Consumer Price Index (CPI) issued by the BCV on the basis of the procedures provided by the Venezuelan tax law. The tax adjustment for inflation is considered as taxable income or loss deductible in the calculation of the income tax expense. For the six-month periods ended June 30, 2007 and December 31, 2006, the effect of the regular adjustment for inflation generated a taxable gain of Bs. 7,433 million and Bs. 8,252 million, respectively.

- *Loss carryforwards:*

The Venezuelan Income Tax Law authorizes the carryforward of operating losses not offset for up to three years subsequent to the period in which they were incurred and the carryforward of tax losses not offset from tax inflation adjustment for up to one subsequent year. As of June 30, 2007 and December 31, 2006, the Bank has not incurred any tax loss carryforwards.

- *Transfer-pricing system:*

Taxpayers subject to income taxes that carry out transactions with foreign stockholders or related companies shall determine their income from exports made and their costs for goods and services acquired from foreign related parties, by applying the methods provided by the Law. The assessment of the Bank's activities and the applicable regulations on transfer pricing carried out by Management and its tax advisors concluded that the Bank does not carry out activities that might be subject to this system.

- *Tax on capital gains:*

The Income Tax Law sets forth a tax on dividend with a taxable basis represented by the excess of the net financial income of the Company, not exempted or exonerated on its net income levied with the income tax. The applicable tax rate is 34% and shall be totally withheld by the Bank that declares dividends. The Bank is subject to this regime for the dividends received from its subsidiaries and affiliates and for the dividends declared to its stockholders.

b. Value-added tax-

The Value-added Tax (VAT) Law levies the alienation of assets and the rendering of services through the application of a tax rate that varied during the six-month period from 14% to 11% (15% through September 2005). The VAT collected and paid every month is offset and the resulting tax debits or credits are paid to the Tax Administration or deferred to be offset in the future, as applicable. The main operations of the Bank do not generate tax debit; therefore, tax credits are charged to the cost of the asset or service acquired.

The passive taxpayers qualified as special by SENIAT will serve as VAT withholding agents, as they purchase real estate or receive services from suppliers that are considered as regular taxpayers. The amount to be withheld will be 75% of the tax caused, and in certain situations it may reach 100%. For taxes withheld by customers (receivable) not offset in 3 months or over may request to SENIAT a total, partial or accumulated recovery of the balance. The taxes withheld by suppliers (liability) are monthly withheld (see Notes 10 and 13).

c. Law of Science, Technology and Innovation-

The Partial Regulation of the Law of Science, Technology and Innovation referred to the investment contributions was published on October 16, 2006, and the Law was passed by on August 3, 2005. These standards set forth that companies with gross revenues exceeding 100,000 tax units are liable to invest during the period in technological and scientific activities of social development mentioned in the Law or, otherwise, to the payment of a contribution equivalent to the amount not invested to the competent entity under the Ministry of Science and Technology. Such contribution or investment ranges from 0.5% to 2% of total gross income of companies, depending on the economic activity carried out thereby, and it is determined on the basis of the total gross revenues of the prior period.

This law entered into effect from its publication on August 3, 2005, and the contributions set forth thereby shall be made from January 1, 2006. Those entities liable to make this contribution shall be registered with Observatorio Nacional de Tecnología (National Technology Observatory) and shall file a final return of investments or contributions made in the economic period (from January 2006) within the same lapse of time that corresponds to filing the income tax return and making the payment of the difference within the 30 days following the filing.

As of June 30, 2007 and December 31, 2006, the Bank has determined that the contribution or investment amounts to approximately Bs. 718 million and Bs. 652 million, respectively, and during the period it has made investments that exceed the referred to amount; accordingly, no additional provisions were created for this concept.

d. Organic Law against the illicit traffic and consumption of Drugs and Psychotropic Substances-

In October 2005, the Organic Law against the illicit traffic and consumption of Drugs and Psychotropic Substances was published and it derogates the law issued in 2003. Such law sets forth that companies with more than 50 employees shall destine 1% of their annual net income to the implementation of integral prevention programs against the traffic and consumption of drugs that benefit their employees or families; of such percentage 0.5% will be destined to programs for children and teenagers.

Entities shall file a return and annual payment of this contribution to the competent authority within the 15 calendar days following the origin date. Oficina Nacional Antidrogas (Venezuelan National Anti-drugs Commission hereinafter referred to as "ONA") published that the process to make the special contributions were extended until new notice. To date, neither the Regulation nor the new Law have been issued, the ONA has not issued any pronouncement in this regard.

As of June 30, 2007, the Bank has created provisions to cover these contributions for the amount of Bs. 607 million (Bs. 516 million as of December 31, 2006), which is reported in "Miscellaneous operating expenses".

NOTE 20.- RETIREMENT PENSION PLAN:

The Bank has a noncontributory pension plan. The plan's benefits payable are based upon the years of service and the employee's last salary. The obligation under this plan is calculated on the basis of actuarial surveys made on an annual basis.

From January 2006, the Pension plan is managed by a domestic financial institution through a trust contract aimed at administering and investing the funds received from the Bank related to the payments of pensions. To that date, the administration of the plan was responsibility of the Bank's management.

The reconciliation of the financial position of the projected pension plan is as follows:

	30-06-07	31-12-06
	(In thousands of bolivars)	
Obligation from projected benefits	(23,274,926)	(20,610,880)
Net assets of the Plan, placed in trust	10,033,474	9,795,341
Net financial position of the plan	(13,241,452)	(10,815,539)
Unrecognized beginning obligation	1,112,460	1,146,315
Unrecognized projected net loss	10,452,499	9,669,224
Liability for pension plan	(1,676,493)	-0-

The trust net assets were taken from the actuary's report, which do not significantly differ from financial statements of the trust, not audited by independent public accountants.

The unrecognized actuarial net loss amounts to Bs. 10,452 million (Bs. 9,669 million for the six-month period ended December 31, 2006), and results from differences between the actuarial premises applied and the current values for differences in the salary increases, higher or lower rotation and mortality occurred and adjustments to actuarial premises, among others. These net losses are amortized generally over the remaining average years necessary for retirement of the active group.

Premises used by independent actuaries to calculate the obligation for projected benefits, the costs for services and interests, according to the last actuarial report at December 2006, are as follows:

	Actual rates	Nominal rates
Discount rate	5%	13%
Salary increase	1%	9%

The periodical cost of the pension plan for both six-month periods is composed as follows:

	30-06-07	31-12-06
	(In thousands)	
Cost of service	737,082	550,560
Interest cost	1,330,210	959,098
	2,067,292	1,509,658
Projected return on assets	(627,200)	(531,109)
Amortization-		
Unrecognized beginning obligation	33,855	33,855
Unrecognized net loss	202,546	131,343
	236,401	165,198
	1,676,493	1,143,747

Independent actuaries made an actuarial calculation of the projected obligation of the retirement pension plan under the premise that the initial application date is June 30, 2000,

in order to determine the unrecognized beginning obligation, which will be amortized by the Bank from July 1, 2000, over the remaining average years necessary for retirement of the active group of employees.

During the six-month period ended June 30, 2007, the Bank recorded expenses for Bs. 1,676 million (Bs. 1,188 million, as of December 31, 2006) corresponding to the contributions to the trust of the retirement pension plan, which are shown in "General and administrative expenses". As of June 30, 2007, "Accruals and other liabilities" show a balance of Bs. 1,680 million, corresponding to the contributions for the six-month period to be transferred to the trust.

From January 2006, the pension payments are made through the Trust contracted for these purposes.

NOTE 21.- CONTINGENCIES AND COMMITMENTS:

As of June 30, 2007 and December 31, 2006, the most significant contingencies and claims are as follows:

a. Tax issues-

The Bank has been filed certain tax assessments, the status of which is summarized as follows:

- The Bank has interposed Tax Contentious Appeals against Culminating Resolutions of administrative summary issued by the Tax Administration (SENIAT), confirming assessments for Bs. 7,894 million, Bs. 2,561 million and Bs. 1,712 million related to income taxes and corporate assets tax for years 1997, 1998 and 1999. Presently, the first appeal is waiting for sentence and the second and third appeals were partially accepted on February 21, 2007.

- The Bank has interposed a Tax Contentious Appeal against the Culminating Resolution of administrative summary issued by the Tax Administration (SENIAT), confirming assessments for Bs. 9,864 million related to income taxes for years 2000 and 2001 and imposing penalties for Bs. 10,357 million. Presently, this case is waiting for sentence.

- The Bank has been issued an assessment for Bs. 746 million related to corporate assets tax for years 1999, 2000 and 2001, which is waiting for the issuance of the Culminating Resolution of administrative summary by the Tax Administration (SENIAT), after having filed the corresponding writ of acquittance against such assessment.

- The Bank has been issued tax assessments for Bs. 5,415 million, corresponding to obligations related to its role as withholding agent on current account debits maintained in financial institutions. This case is presently waiting for sentence.

- The Bank has been issued certain assessments for special contribution to INCE (National Training Institute) for years 1997 to 2000 for Bs. 550 million. This case is presently waiting for sentence.

- The Bank has been issued certain assessments for tax stamps for years 2002 to 2004 for Bs. 744 million. The Bank filed the corresponding writ of acquittance against such assessments and is waiting for the issuance of the Culminating Resolution of administrative summary.

In the opinion of the external legal advisors and the Bank's management, the possibilities of a favorable outcome for the Bank in connection with these assessments are high; therefore, it estimates that the provisions maintained therefor as of June 30, 2007 and December 31, 2006, sufficiently cover the liabilities that might arise from the assessments referred to above.

b. <u>Other-</u>

The Bank has been issued certain civil claims by third parties and has received administrative instructions from the SUDEBAN, the status of which is summarized as follows:

- Some claims have been filed against the Bank by certain companies of the fishing industry regarding guarantee operations to two shipping companies (Cases: Nissos Amorgos and Plate Princess). These are totally covered with guarantees established on behalf of the Bank by foreign financial institutions with which the shipping companies manage their operations to date. Part of these claims has been rejected or the claimers have desisted their actions against the Bank before the Supreme Court of Justice; the others are waiting for the final decision by the Court.

- On May 5, 2004, the Eighth High Court in Civil and Mercantile Banking Matters with National Competence and located in the City of Caracas declared as out of law the appeal filed by the legal counsels of the labor union "Sindicato Único de Pescadores de Puerto Miranda" on the case Plate Princess, by ratifying in all and every of its parts the sentence issued in the favor of the Bank on December 14, 1999, by the Ninth Court of Banking Competence of the Judicial Circumscription of the Metropolitan Area of Caracas and leaving without juridical effect and validity the guarantee granted by the Bank. The plaintiff exerted the Abrogation Appeal against such decision and it was admitted on July 20, 2005. In virtue of this decision, the High Maritime Court with National competence and located in Caracas, acting as resending Court, declared nullified the sentence issued by the First Instance Court in Banking Matters on October 16, 2006 and reinstated the cause to the stage that the Judge of First Instance in Maritime matters will issue a new sentence. On November 20, 2006, the Bank formalized an Abrogation appeal against the last decision, which was declared as accepted; accordingly, it corresponds to the Judge of First Instance in Maritime matters to issue a new sentence.

- There is a claim for damages and prejudices amounting to Bs. 6,911 million issued against the Bank by Oswaldo Gibelli y Asociados, C.A. There is a sentence in first instance favorable for the Bank issued on March 26, 2001, by the Seventh Court of First Instance in Civil, Mercantile and Banking matters with National Competence and located in the City of Caracas. This decision was appealed by the plaintiff. Later, on June 2, 2005, the Eighth High Court in Civil and Mercantile Banking matters with National Competence and located in the City of Caracas issued again sentence in favor of the Bank, by declaring out of law the claim issued by Oswaldo Gibelli y Asociados, C.A. and confirming the decision appealed. An abrogation appeal was announced and formalized against this sentence before the Civil Abrogation Court of the Supreme Court of Justice. This lawsuit is presently in sentence stage.

- As a result of the National Civic Strike that began on December 2, 2002, the SUDEBAN issued certain administrative proceedings against various financial entities for the presumed suspension of commercial services to users in some agencies, without the previous notice to such regulator entity, and the presumed partial reduction of the standard service business hours during various days of January 2003. In connection therewith, the Bank filed its defense arguments for the claims filed against it. On May 11 and 27, 2004 the SUDEBAN notified the Bank that the 45-day period set forth to decide on the 9 sanctioning administrative proceedings filed for the presumed suspension of commercial services would begin. On July 7, 2004, the Bank requested the accrual of all

the sanctioning administrative proceedings referred to above. To date, the Bank is waiting for the resolution of this case. The maximum contingency related to these administrative proceedings corresponds to penalties from 0.5% to 1% of the Bank's paid-in capital stock.

- On December 20, 2006, through official document Nº SBIF-DSB-II-GGI-G15-24496, the SUDEBAN instructed the Bank to reclassify Bs. 159,927 million corresponding to amounts not restricted in six-month periods prior to December 31, 2005 from "Available undistributed earnings" to "Restricted earnings", in conformity with a cautionary measure granted to the Bank in 2002 against Resolution 329-99 dated December 28, 1999, which instructed the restriction of 50% of semiannual earnings. Such instruction is issued in virtue that on April 25, 2006, the First Court in Contentious Administrative matters declared applicable the opposition appeal filed by this entity against such innominate cautionary measure. On December 29, 2006, the Bank filed a reconsideration appeal on the instruction referred to above on the basis that the Court on December 14, 2006, in response to a request of clarification filed by another financial institution that was declared out of law by the Court, it stated that such measure was revoked and was not declared nullified; therefore, its effects are toward the future. It also stated the right to judicial guardianship effective during the time the innominate cautionary measure was in force. To date, the Bank is waiting for the pronouncement of the SUDEBAN in this regard. Additionally, on January 24, 2007, the Bank requested before the First Court in Administrative Contentious matters a new nullification request together with the innominate cautionary measure against the orders instructed by the SUDEBAN. On April 11, 2007, the Court declared as accepted the request of cautionary measure made by the Bank, and accordingly, the effects of the restriction orders of prior period earnings instructed by the SUDEBAN on December 20, 2006. On May 31, 2007, the SUDEBAN consigned an opposition writ to the innominate cautionary measure ordered by the Court on April 11, 2007, which was declared out of law on July 10, 2007, thus ratifying the agreed cautionary measure and maintaining suspended the effects of the orders contained in official document issued by the SUDEBAN on December 20, 2006 (see Note 14).

According to the Bank's management, based upon the analysis of every case and the external legal advisors' opinion, the Bank's provisions as of June 30, 2007 and December 31, 2006, cover sufficiently the liabilities that might arise as a result of the claims referred to above.

NOTE 22.- BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Venezolano de Crédito, S.A. Banco Universal and its foreign branch are members of Grupo Venezolano de Crédito and Grupo Vencred. Because of the nature of their business, the Bank and its Branch have made transactions and maintain balances with companies of the Group and their effects are included in their financial statements. The terms of some of these transactions might differ from those that might result from transactions with unrelated parties.

The most significant transactions carried out by the Bank with stockholders and related parties are mainly represented by investments and deposits, the effects of which are presented as follows:

	30-06-07	31-12-06
	(In thousands of bolivars)	
Income from investment securities:		
Return on placements in BCV and interbank transactions (expenses for investments transferred)-		
Vencred, S.A.	-0-	(27,996)
Inversiones Bonorum, C.A.	-0-	(2,011)
	-0-	(30,007)
Other operating income:		
Commissions from services-		
Transferencia Electrónica de Beneficios, C.A.	224,314	201,600
Participaciones Vencred, S.A.	4,500	6,300
	228,814	207,900
Income from equity participation:		
Participaciones Vencred, S.A.	11,609	7,245
Miscellaneous operating income:		
Servicios de Transferencia Electrónica de Beneficios, C.A.	224,314	201,600
Servicios Vencred, S.A.	12,855	-0-
	237,169	201,600
	477,592	386,738
Financial expenses:		
Expenses for deposits in interest-bearing current accounts-		
Transferencia Electrónica de Beneficios, C.A.	110,854	-0-
Servicios de Transferencia Electrónica de Beneficios, C.A.	10,044	-0-
Inmobiliaria Galerías Los Naranjos, C.A.	2,564	-0-
Inversiones Bonorum, C.A.	2,341	2,164
Vencred, S.A.	2,117	1,179
Other	2,494	2,171
	130,414	5,514
Expenses for other demand obligations-		
Vencred, S.A.	6,931	15,944
Inversiones Bonorum, C.A.	6,594	707
Valores Vencred Casa de Bolsa, S.A.	1,950	-0-
	15,475	16,651

	30-06-07	31-12-06
	(In thousands of bolivars)	
Expenses for savings deposits-		
Servicios de Actualización Total Automática, S.A.	**943**	6,882
Expenses for other borrowings-		
Participaciones Vencred, S.A.	**142,761**	152,593
Other operating expenses-		
Valores Vencred Casa de Bolsa, S.A.	**37,492**	-0-
Operating expenses-		
Inversiones Las Monjas, C.A.	**289,286**	-0-
Vencred, S.A.	**98,322**	79,305
Inmobiliaria Galerías Los Naranjos, C.A.	**38,454**	-0-
Transferencia Electrónica de Beneficios, C.A.	**24,083**	22,790
Venezolana de Bienes, S.A.	**18,359**	16,240
	468,504	118,335
	795,589	299,975

As a result of these transactions and other less significant transactions, the following balances are included in various captions of the balance sheets:

	30-06-07	31-12-06
	(In thousands of bolivars)	
ASSETS		
Investments in subsidiaries and affiliates:		
Participaciones Vencred, S.A.	**5,247,726**	5,236,117
Foreclosed assets:		
Corporación Galería Los Naranjos, C.A.	**-0-**	6,093,027
Other assets:		
Transferencia Electrónica de Beneficios, C.A.	**24,627**	20,649
Vencred, S.A.	**8,805**	11,628
Other	**2,854**	-0-
	36,286	32,277
	5,284,012	11,361,421
LIABILITIES		
Customers' deposits:		
Non-interest bearing current accounts-		
Transferencia Electrónica de Beneficios, C.A.	**34,953,274**	29,532,029
Servicios de Transferencia Electrónica de Beneficios, C.A.	**2,935,928**	3,349,950
Inmobiliaria Galería Los Naranjos, C.A.	**338,418**	-0-
Vencred, S.A.	**82,037**	126,931
Valores Vencred, S.A.	**32,670**	193,652
Inversiones Las Monjas, C.A.	**31,821**	-0-
Servicios de Actualización Total Automática, S.A.	**1,122**	17,088
	38,375,270	33,219,650

Interest-bearing current accounts-

	30-06-07	31-12-06
	(In thousands of bolivars)	
Vencred, S.A.	**3,657,388**	2,100,311
Inmobiliaria Galería Los Naranjos, C.A.	**1,348,483**	-0-
Inversiones Bonorum, C.A.	**607,299**	557,840
Promociones Vencred, S.A.	**314,036**	36,282
Venezolana de Bienes, S.A.	**160,021**	18,259
Valores Vencred, S.A.	**151,427**	9,298
Servicios Vencred, S.A.	**128,332**	47,371
	6,366,986	2,769,361
Savings deposits-		
Servicios de Actualizaci6n Total Automática, S.A.	**26,739**	29,841
Other	**1,408**	1,364
	28,147	31,205
	44,770,403	36,020,216
Other borrowings-		
Participaciones Vencred, S.A.	**5,555,294**	5,514,426
Interests and commissions payable-		
Participaciones Vencred, S.A.	**1,170**	4,204
Deferred income-		
Servicios Vencred, S.A.	**2,571**	-0-
	50,329,438	41,538,846

NOTE 23.- FOREIGN CURRENCY BALANCES:

Foreign currency balances included in the balance sheets are detailed as follows:

	30-06-07		31-12-06	
	US$	Bs.	US$	Bs.
	(In thousands)			
ASSETS:				
Cash and due from banks	**14,710**	**31,547,528**	11,814	25,335,381
Investment securities	**75,436**	**161,779,615**	71,301	152,911,087
Loan portfolio	**3,021**	**6,478,247**	2,482	5,323,924
Interests and commissions receivable	**749**	**1,607,276**	759	1,627,527
Other assets	**82**	**176,518**	120	256,743
	93,998	**201,589,184**	86,476	185,454,662
LIABILITIES:				
Customers' deposits	**(66,981)**	**(143,648,080)**	(62,715)	(134,498,983)
Other financial intermediation obligations	**(2,767)**	**(5,934,424)**	(2,096)	(4,495,282)
Interests and commissions payable	**(1)**	**(2,350)**	(1)	(2,269)
Accruals and other liabilities	**(255)**	**(545,901)**	(212)	(454,290)
	(70,004)	**(150,130,755)**	(65,024)	(139,450,824)
MEMORANDUM ACCOUNTS:				
Other debit memorandum accounts, net	**(3,650)**	**(7,827,762)**	(3,200)	(6,862,062)
	(3,650)	**(7,827,762)**	(3,200)	(6,862,062)

The amounts shown in dollars include minor amounts in other foreign currencies such as Euros, pound sterling, Canadian dollars, and Japanese yens, among others, presented at their corresponding value in dollars.

During the six-month period ended June 30, 2007, the Bank obtained exchange gains for approximately Bs. 174 million (Bs. 269 million as of December 31, 2006), and losses for approximately Bs. 16 million (Bs. 62 million as of December 31, 2006), which are presented in the statements of income in the "Other operating income" and "Other operating expenses" captions, respectively.

According to the General Law of Banks and Other Financial Institutions, universal banks shall maintain their net position in foreign currency within limits provided by BCV through special resolutions. As of June 30, 2007 and December 31, 2006, the net foreign currency position allowed by BCV was Bs. 78,020 million (US$ 36 million) and Bs. 66,558 million (US$ 31 million), equivalent to 30% of the net stockholders' equity, respectively. As of June 30, 2007 and December 31, 2006, the net foreign currency position maintained by the Bank, calculated on the basis of the Bank's individual financial statements under parameters provided by that institution, amounts to Bs. 43,631 million (US$ 20 million) y Bs. 39,142 million (US$ 18 million), respectively.

NOTE 24.- EXCHANGE REGIME:

On January 21, 2003, through Decree No. 2278 published in Official Gazette No. 37614, the Venezuelan Government empowered the Ministry of Finance to agree upon with BCV certain measures to limit or restrict the free convertibility of the national currency and the transfer of funds from the country to abroad. On February 5, 2003, BCV issued the Exchange agreement N° 1 published in the Official Gazette No. 37625 that rules the foreign currency management regime that imposes the restrictions referred to above and the creation of CADIVI (Foreign Exchange Administration Commission), which is in charge of coordinating, administrating, controlling and establishing the requirements, procedures and restrictions required for the execution of this exchange agreement.

The official exchange rates fixed from the effectiveness of the exchange regime are as follows:

Effective from	Exchange rate for purchases	Exchange rate for sale
	Bs. per dollar	
February 5, 2003	1,596.00	1,600.00
February 6, 2004	1,915.20	1,920.00
March 2, 2005	2,144.60	2,150.00

On April 22, 2003, the Bank entered into the agreement related to the purchase and sale of foreign currencies with CADIVI, under which it may participate in the activities related to the management of the exchange regime through its main office and branches, agencies and offices designated by the Bank. Such agreement has a term of six months that may be automatically extended for the same term, except as the parties express otherwise.

On September 14, 2005, the Foreign Exchange Crimes Law was published in Regular Official Gazette Nº 38272, which sets forth the fact assumptions that can be considered as foreign exchange crimes and their related penalties. The most significant issues of this law are as follows:

- Exporters of goods or services are liable to declare to BCV, through an exchange operator, the characteristics and amounts of foreign currencies of each export transaction exceeding US$ 10,000 or its equivalent in other foreign currencies and make the sale of the corresponding foreign currencies to the issuer within a term not longer than 15 business days from the statement of the export. Those companies carrying out activities referred to in the Hydrocarbons Law are exempted from this obligation.

- Those purchasing, selling, offering, transferring, receiving, exporting or importing foreign currencies for amounts exceeding US$ 10,001.00 will be sanctioned with a penalty equivalent in bolivars to the double of the excess of the transaction and if this exceeds US$ 20,000 or its equivalent, will be sanctioned, additionally, with prison from two to six years.

- Penalties in case of foreign exchange crimes include the reimbursement of foreign currencies, fines and prison fixed on the basis of the nature of the crime and their aggravating events such as misleading, frauds, use of electronic means, use of foreign currencies for purposes other than those approved reoffense or involvement of a public officer, among others.

NOTE 25.- SITUATION OF THE MARKET:

a. Juridical and economic reorganization-

In January 2007, the Venezuelan Government announced new measures mainly concentrated on the economic, social, geopolitical, financial and energetic sectors. Such measures involve a general legal reorganization through the amendment to the National Constitution, the amendment to the Commerce Code and the promulgation of an Enabling Law that grants the President with the ability of legislating by decree during an 18-month period in diverse matters of national interest, including financial and economic sectors. In addition, the Government announced the nationalization of companies of the telecommunications and power sector, which are considered as strategic and that are listed in the Caracas stock exchange. During the days following these announcements, there are expectations on the way in which the business will be conducted in the country in the future; and accordingly, in the companies' operations. Until the changes announced will be implemented and the market assimilates the implemented measures, it will not be possible to foresee the effect of such measures in the future operations.

b. Decree-Law of Monetary Reconversion-

On March 6, 2006, the Venezuelan Government published Decree N° 5229 on Monetary Reconversion Law in Official Gazette N° 38638 effective January 1, 2008. Under this Law, three zeros will be suppressed from the monetary unit, thus establishing a new and minor scale for moneys, prices of goods and services offered in the economy, foreign exchange rates as compared with other currencies and wages and salaries. The new monetary unit will be designated as Strong Bolivar (Bs. F). Effective January 1, 2008, the Strong Bolivar will begin to circularize and during a period of at least six months it will circularize simultaneously with the legal tender, i.e. the Bolivar (Bs.). Accordingly, companies shall adjust their systems and operations and take all the necessary steps in order that since January 1, 2008, all their transactions and balances will be totally converted to the new monetary unit, namely Bs. F.

NOTE 26- EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The accompanying financial statements are presented on the basis of accounting practices of the Venezuelan Superintendence of Banks and Other Financial Institutions. Certain accounting principles applied by the Bank and its Branch in their financial statements for use in Venezuela may not conform with generally accepted accounting principles in other countries.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Stated in thousands of constant bolivars)

ASSETS	30-06-07	31-12-06
CASH AND DUE FROM BANKS:		
Cash	53.751.101	76.430.629
Banco Central de Venezuela	694.863.556	573.376.459
Due from domestic banks and other financial institutions	-	22.539
Due from foreign banks and correspondents	22.919.222	20.480.347
Due from main office and branches	-	-
Clearing house funds	112.193.571	64.142.464
(Allowance for cash and due from banks)	-	-
	883.727.450	734.452.438
INVESTMENT SECURITIES:		
Placements in Banco Central de Venezuela and interbank transactions	792.338.579	838.934.713
Trading investment securities	-	-
Available-for-sale investment securities	1.119.442	5.944.712
Held-to-maturity investment securities	151.121.615	158.318.674
Restricted cash investments	210.232.744	479.929.428
Other investment securities	-	-
(Allowance for investment securities)	-	-
	1.154.812.380	1.483.127.527
LOAN PORTFOLIO:		
Current loans	1.172.325.564	1.046.167.745
Restructured loans	3.384.850	4.109.482
Past-due loans	9.324.025	3.402.071
Loans in litigation	1.024.519	1.188.839
(Allowance for loan portfolio)	(17.217.466)	(14.818.589)
	1.168.841.492	1.040.049.548
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	5.308	-
Accrued interest receivable from investment securities	6.380.003	6.537.386
Accrued interest receivable from loan portfolio	8.947.087	7.757.916
Commissions receivable	1.983.731	2.093.555
Accrued interest receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable from loan portfolio and other)	(98.853)	(76.703)
	17.217.276	16.312.154
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES:		
Equity in other institutions	5.247.727	5.642.240
Investments in foreign branches or agencies	-	-
(Allowance for investments in foreign subsidiaries, affiliates, branches and agencies)	- (28.300)	- (30.496)
	5.219.427	5.611.744
FORECLOSED ASSETS	980.006	21.759.342
PREMISES AND EQUIPMENT	104.367.729	108.171.368
OTHER ASSETS	32.843.026	32.153.712
	3.368.008.786	3.441.637.833
MEMORANDUM ACCOUNTS:		
Contingent debit accounts	436.015.501	872.008.546
Trust assets	728.749.697	761.891.491
Other trusts	-	-
Other debit memorandum accounts	3.642.709.880	3.649.479.408
	4.807.475.078	5.283.379.445

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Stated in thousands of constant bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	30-06-07	31-12-06
CUSTOMERS' DEPOSITS:		
Deposits in current accounts		
Non-interest-bearing current accounts	846.254.977	837.436.420
Interest-bearing current accounts	579.916.241	651.135.105
	1.426.171.218	1.488.571.525
Other demand obligations	885.478.462	464.265.225
Money transaction table obligations	-	-
Savings deposits	460.446.260	455.920.269
Time deposits	5.105.101	5.970.916
Investment securities issued by the Bank	-	-
Restricted customers' deposits	119.341.753	123.029.796
Rights and participations in investment securities	6.905.960	-
	2.903.448.754	2.537.757.731
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS:		
Obligations with domestic financial institutions due in one year or less	18.573.397	28.232.750
Obligations with domestic financial institutions due over one year	-	-
Obligations with foreign financial institutions due in one year or less	10.328.236	431.823.969
Obligations with foreign financial institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	1.075.988	1.186.524
	29.977.621	461.243.243
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	5.944.862	4.855.191
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	1.138.917	804.654
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	32.433	48.888
Accrued expenses for other financial intermediation obligations	1.316	1.418
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for underlying obligations	-	-
	1.172.666	854.960
ACCRUALS AND OTHER LIABILITIES	91.784.955	100.466.203
UNDERLYING OBLIGATIONS	-	-
OBLIGATIONS CONVERTIBLE INTO CAPITAL	-	-
Total liabilities	3.032.328.858	3.105.177.328
STOCKHOLDERS' EQUITY:		
Paid-in capital	69.888.000	50.400.000
Restatement of paid-in capital	529.428.054	528.271.417
Uncapitalized equity contributions	127.523.492	127.523.492
Capital reserves	467.078.098	463.461.587
Other equity accounts	-	-
Retained earnings	(858.989.264)	(837.258.895)
Unrealized gain on available-for-sale investment securities	751.548	4.062.904
Total stockholders' equity	335.679.928	336.460.505
	3.368.008.786	3.441.637.833
PER CONTRA MEMORANDUM ACCOUNTS	4.807.475.078	5.283.379.445

EXHIBIT II

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND DECEMBER 31, 2006
(Stated in thousands of constant bolivars)

	30-06-07	31-12-06
FINANCIAL REVENUES:		
Cash and due from banks	49.244	35.677
Investment securities	65.238.963	65.310.607
Loan portfolio	79.186.099	69.841.983
Other accounts receivable	2.079.733	1.601.631
Investments in subsidiaries and affiliates	-	-
Main office, branches and agencies	-	-
Other	312	194.220
	146.554.351	136.984.118
FINANCIAL EXPENSES:		
Customers' deposits	29.300.970	21.560.750
Obligations with Banco Central de Venezuela	-	-
Obligations and Deposits with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	497.377	1.082.253
Other financial intermediation obligations	261.901	97.604
Underlying obligations	-	-
Obligations convertible into capital	-	-
Main office, branches and agencies	-	-
Other	100.579	103.001
Monetary loss	15.389.270	19.249.622
	45.550.097	42.093.230
Gross financial margin	101.004.254	94.890.888
INCOME FROM RECOVERY OF FINANCIAL ASSETS	4.813	603.688
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	4.415.512	1.563.405
Creation of allowance and adjustments of cash and due from banks	-	-
	4.415.512	1.563.405
Net financial margin	96.593.555	93.931.171
OTHER OPERATING INCOME	62.385.455	48.372.764
OTHER OPERATING EXPENSES	5.624.340	5.792.941
Financial intermediation margin	153.354.670	136.510.994
LESS- OPERATING EXPENSES:		
Personnel	47.252.155	47.327.718
General and administrative expenses	33.237.621	35.229.946
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	5.440.719	4.257.964
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	1.613.050	1.352.742
	87.543.545	88.168.370
Gross operating margin	65.811.125	48.342.624
Income from foreclosed assets	2.144.899	5.379.635
Income from special programs	-	-
Miscellaneous operating income	6.290.812	6.201.455
Expenses for foreclosed assets	(20.860.880)	(533.840)
Expenses for depreciation, amortization and impaired miscellaneous assets	(70.853)	-
Miscellaneous operating expenses	(3.718.074)	(3.320.336)
	(16.214.096)	7.726.914
Net operating margin	49.597.029	56.069.538
EXTRAORDINARY INCOME	836.383	147.749
EXTRAORDINARY EXPENSES	414.168	453.794
Gross income before income taxes	50.019.244	55.763.493
INCOME TAXES	13.854.133	14.106.990
Net income	36.165.111	41.656.503
ALLOCATION OF INCOME, net:		
Legal reserve	3.616.511	4.165.650
Statutory earnings-		
Board of Directors	5.537.398	5.577.297
	5.537.398	5.577.297
Retained earnings-		
Restricted undistributed earnings	15.106.089	17.619.566
Available undistributed earnings	11.905.113	14.293.990
	27.011.202	31.913.556
	36.165.111	41.656.503

EXHIBIT III

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF CHANGES IN THE STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND DECEMBER 31, 2006
(Stated in thousands of constant bolivars)

	Paid-in capital	Restatement of paid-in capital	Uncapitalized equity contributions	Capital reserves	Retained earnings: Restricted undistributed earnings	Retained earnings: Available undistributed earnings	Retained earnings: Result from exposure to inflation	Retained earnings: Total	Unrealized gain on available-for-sale investment securities	Total stockholders' equity
BALANCES, as of June 30, 2006	50.400.000	528.271.417	127.523.492	459.295.937	45.827.648	(211.636.884)	(683.455.579)	(849.264.815)	2.104.334	318.330.365
Net income for the six-month period	-	-	-	-	-	41.656.503	-	41.656.503	-	41.656.503
Transfer to legal reserve	-	-	-	4.165.650	-	(4.165.650)	-	(4.165.650)	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(5.577.297)	-	(5.577.297)	-	(5.577.297)
Cash dividends declared	-	-	-	-	-	(19.907.636)	-	(19.907.636)	-	(19.907.636)
Net unrealized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	-	-	1.958.570	1.958.570
To limit the foreign branch's income for the six month period	-	-	-	-	3.325.576	(3.325.576)	-	-	-	-
Transfer of 50% of income for the period to restricted undistributed earnings	-	-	-	-	14.293.990	(14.293.990)	-	-	-	-
BALANCES, as of December 31, 2006	50.400.000	528.271.417	127.523.492	463.461.587	63.447.214	(217.250.530)	(683.455.579)	(837.258.895)	4.082.904	338.460.505
Increase in capital stock	19.488.000	1.156.637	-	-	(20.644.637)	-	-	(20.644.637)	-	-
Net income for the six-month period	-	-	-	-	-	36.165.111	-	36.165.111	-	36.165.111
Transfer to legal reserve	-	-	-	3.616.511	-	(3.616.511)	-	(3.616.511)	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(5.637.398)	-	(5.637.398)	-	(5.637.398)
Cash dividends declared	-	-	-	-	-	(28.096.934)	-	(28.096.934)	-	(28.096.934)
Net unrealized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	-	-	(3.311.356)	(3.311.356)
Transfer to Restricted undistributed earnings- Repatriation of retained earnings of foreign branch	-	-	-	-	(3.342.861)	3.342.861	-	-	-	-
Transfer to Restricted undistributed earnings- Net income for the six-month period of foreign branch	-	-	-	-	3.200.976	(3.200.976)	-	-	-	-
Transfer of 50% of income for the six-month period	-	-	-	-	11.905.113	(11.905.113)	-	-	-	-
BALANCES, as of June 30, 2007	69.888.000	529.428.054	127.523.492	467.078.098	54.565.805	(230.099.490)	(683.455.579)	(858.989.264)	781.548	336.679.928

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND DECEMBER 31, 2006
(Stated in thousands of constant bolivars)

	30-06-07	31-12-06
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	36.165.111	41.656.503
Adjustments to reconcile net income to cash		
from operating activities-		
Income from sale of foreclosed assets	(2.144.899)	(5.379.635)
Allowance for uncollectible and impaired financial assets	4.415.512	1.563.405
Depreciation and amortization	26.562.668	7.844.284
Equity for the six-month period	394.513	602.555
Net change in other assets	(1.605.279)	(17.183.938)
Net change in interests and commissions receivable	(935.038)	(1.256.871)
Net change in accruals and other liabilities	(9.159.956)	22.918.826
Net change in interests and commissions payable	317.706	212.820
Statutory earnings	(5.537.398)	(5.577.297)
Net cash from operating activities	48.472.940	45.400.652
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES:		
Net change in customers' deposits	365.691.023	871.284.529
Net change in other borrowings	(431.265.622)	34.809.749
Net change in other financial intermediation obligations	1.089.671	(4.659.296)
Cash dividends paid	(28.096.934)	(19.907.636)
Net cash (used in) from financing activities	(92.581.862)	881.527.346
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:		
Loans granted for the period	(1.480.602.044)	(1.092.164.475)
Loans collected for the period	1.348.141.879	997.860.478
Net change in placements in BCV and interbank transactions	46.596.134	(86.957.748)
Net change in available-for-sale investment securities	1.513.914	23.092
Net change in held-to-maturity investment securities	7.197.059	15.672.164
Net change in restricted cash investments	269.696.684	(476.276.645)
Sales of foreclosed assets	1.911.778	4.405.790
Additions to premises and equipment and foreclosed assets, net	(1.071.470)	(4.480.212)
Net cash from (used in) investing activities	193.383.934	(641.917.556)
Net increase in cash and due from banks	149.275.012	285.010.442
CASH AND DUE FROM BANKS, at the beginning of the six-month period	734.452.438	449.441.996
CASH AND DUE FROM BANKS, at the end of the six-month period	883.727.450	734.452.438

VENEZOLANO DE CRÉDITO, S.A.
BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

Supplemental Financial statements
as of June 30, 2007 and December 31, 2006

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

NOTES TO THE SUPPLEMENTAL FINANCIAL STATEMENTS
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

NOTE 1.- SUPPLEMENTAL INFORMATION:

The inflation-adjusted financial statements, presented as supplemental information in Exhibits I to V, have been prepared following the same accounting practices summarized in Note 2 to the basic financial statements, except that the adjusted financial statements include the effects of the inflation on the financial information. Therefore, they have a different presentation under accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions for historical financial statements presented as basic information.

NOTE 2.- BASIS OF PRESENTATION:

The financial statements adjusted for the effects of inflation have been prepared on the basis of the Bank's historical accounting records and have been stated in constant bolivars at June 30, 2007, based upon the general price-level method in order to reflect the purchasing power of the currency at the last year-end.

The purpose of the adjustment for inflation is to restate the accounting records from historical bolivars to constant currency of similar purchasing power, which eliminates the distortion produced by the inflation in the financial statements as a result of the inclusion of bolivars of different purchasing power. The resulting amounts do not purport to represent the fair market values, the replacement costs or any other measure of the current values of the Bank's assets or prices at which the transactions would be commonly made.

The financial statements of the prior six-month period (December 2006) have been restated in currency of the last year-end and their amounts differ from the amounts originally presented in currency of the corresponding six-month period. As a result, the amounts of both financial statements are comparable between them, and are also comparable to the amounts of the prior six-month period, since they are all expressed in currency of similar purchasing power.

The Bank adopted the general price-level method to restate its historical accounting records. This method consists of restating the accounting records through the application of the General Consumer Price index (CPI) for the metropolitan area of Caracas, which is monthly published by BCV, and estimates the constant prices of the economy. The indexes used for restating, with 1997 as the base year, were as follows:

	30-06-07	31-12-06
Year-end	**662.52**	614.83
Average index	**637.45**	587.05

The accumulated inflation rates for the six-month periods ended June 30, 2007 and December 31, 2006, were 7.76% and 10.83%, respectively.

A summary of the procedures applied to restate the financial statements for the effects of inflation, in accordance with the general price-level method, is as follows:

a. Monetary assets and liabilities (cash and due from banks, investment securities, loan portfolio, interests and commissions receivable, certain items of other assets, customers' deposits, other borrowings, other financial intermediation obligations, interests and commissions payable and accruals and other liabilities) are presented with the same amounts shown in the historical accounting records since they state the monetary value of their components at the date of the balance sheet.

b. Nonmonetary assets and liabilities (investments in subsidiaries, affiliates and branches, foreclosed assets, premises and equipment and certain items of other assets) are adjusted by applying the CPI, in accordance with the date in which they originated.

c. Paid-in capital stock, retained earnings and other equity accounts are restated from the date of contribution or origin, through the application of the CPI.

d. The profit and loss accounts (statements of income) are restated based on the average CPI for the year, except for costs and expenses related with nonmonetary assets that were restated according to the adjusted values of the related assets.

As a result of the restatements made under the general price-level method, a monetary loss arises, which is presented in the "Financial expenses" caption in the income for the period, and represents the loss resulting from a monetary denominated asset position during an inflationary period since a monetary liability can be paid with currency of lower purchasing power while the monetary asset reduces its actual value.

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital
Bs. 52,416,000 - Reserves: Bs. 160,690,822
RIF: J-000029709
Unofficial Convenience Translation
Balance as of May 31, 2007 (In thousands of Bolivars)

Assets	Month Ended 05/31/2007 Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	768.413.362	769.467.114
Cash	59.694.879	59.769.305
Banco Central de Venezuela	620.980.650	620.980.650
Domestic Banks and other Financial Institutions	1.000	1.000
Foreign Banks and Correspondents	8.795.831	9.688.430
Main Office and Branches	-	-
Clearing House Funds	78.941.002	79.000.729
(Allowances for cash and due from banks)	-	-
Investments in Financial Instruments	635.543.719	795.469.213
Placements in Banco Central de Venezuela and interbanking transactions	458.715.727	463.324.938
Trading Securities	-	-
Investments in Financial Instruments Available for Sale	1.029.292	1.069.420
Investments in Financial Instruments to be Collected at Maturity	52.542.700	201.366.544
Investments In Restricted Cash	123.256.000	129.708.311
Investments in Other Financial Instruments	-	-
(Allowance for investments in Financial Instruments)	-	-
Loan Portfolio	1.248.295.347	1.248.295.347
Current Loans	1.252.685.457	1.252.685.457
Restructured Loans	3.332.037	3.332.037
Past - due Loans	8.439.085	8.439.085
Loans in Litigation	1.036.572	1.036.572
(Allowance for loan portfolio)	(17.197.804)	(17.197.804)
Interest and Commissions Receivable	13.817.025	15.211.183
Accrued Interest Receivable from Cash and Due from Banks	-	-
Accrued Interest Receivable from Investments Securities	2.965.236	4.359.394
Accrued Interest Receivable from Loan Portfolio	9.145.463	9.145.463
Commissions Receivable	1.843.412	1.843.412
Accrued Interest and Commissions Receivable from Other Accounts Receivable	-	-
(Allowance for Accrued Interest Receivable and other)	(137.086)	(137.086)
Investments in Subsidiaries, Affiliates and Branches	24.093.158	5.218.389
Investments in Subsidiaries and Affiliates	5.246.690	5.246.690
Investments in Branches	18.874.769	-
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28.301)	(28.301)
Foreclosed Assets	923.505	923.505
Premises and Equipments	26.444.630	26.444.630
Other Assets	29.057.033	29.291.888
Total Assets	2.746.587.779	2.890.321.269

Liabilities	Month Ended 05/31/2007 Venezuela Operations	Month Ended 05/31/2007 Consolidated with Foreign Branches and Offices
Customers Deposit	2.366.100.159	2.509.699.446
Deposits in checking accounts	1.367.263.723	1.437.593.797
Non-Interest Bearing Checking Accounts	806,813,441	806,813,441
Interest Bearing Checking Accounts	560,450,282	630,780,356
Other At-Sight Obligations	501.504.666	501.902.757
Money Desk Operations Obligations	-	-
Savings Deposits	445.386.496	445.386.496
Time Deposits	5.423.000	6.127.082
Securities Issued by the Bank	-	-
Restricted Customer's Deposits	46.522.274	118.689.314
Warrants and participations on securities	-	-
Obligations with Banco Central de Venezuela	-	-
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Other Borrowings	30.624.814	30.624.814
Obligations with Domestic Financial Institutions due in one year or less	18.376.088	18.376.088
Obligations with Domestic Financial Institutions due over one year	-	-
Obligations with Foreign Financial Institutions due in one year or less	11.172.738	11.172.738
Obligations with Foreign Financial Institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	1.075.988	1.075.988
Other Financial Intermediation Obligations	8.008.690	8.008.690
Interest and Commissions Payable	933.485	935.707
Accrued Expenses for Customer's Deposits	907.079	909.301
Accrued Expenses for Obligations with Banco Central de Venezuela	-	-
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Accrued Expenses for Other Borrowings	25.090	25.090
Accrued Expenses for Other Financial Intermediation Obligations	1.316	1.316
Accrued Expenses for Obligations Convertible into Capital	-	-
Accrued Expenses for Subordinated Obligations	-	-
Accruals and Other Liabilities	80.855.537	80.987.518
Subordinated Obligations	-	-
Obligations Convertible into Capital	-	-
Total Liabilities	2.486.522.685	2.630.256.175
Operations	46.958.272	46.958.272

Stockholder's Equity	Month Ended 05/31/2007 Venezuela Operations	Month Ended 05/31/2007 Consolidated with Foreign Branches and Offices
Capital Stock	52.416.000	52.416.000
Paid-in Capital	52.416.000	52.416.000
Uncapitalized Equity Contributions	27.385.896	27.385.896
Capital Reserves	57.663.697	57.663.697
Adjustments to Stockholder's Equity	-	-
Retained Earnings	74.945.798	74.945.798
Unrealized Gain or Loss on available - for- sale securities	695.431	695.431
(Treasury Stock)	-	-
Total Stockholder's Equity	213.106.822	213.106.822
Total Liabilities and Stockholder's Equity	2.746.587.779	2.890.321.269
Debtor Accounts		
Contingent Debtor Accounts	552.985.875	552.985.875
Trust Assets	719.543.676	719.543.676
Other Trusts	-	-
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	-	-
Other Debtor Accounts of the Residential Real Estate Mutual Fund	-	-
Other Debit Memorandum Accounts	3.071.563.068	3.071.563.647
Other Debit Registration Accounts	-	-
Complementary Information		
Transferred Investments	197.668.554	
Loans to Agricultural Sector	37.579.686	
Accumulated Loans to Agricultural Sector	179.328.421	
Deposits of Official Entities	8.008.278	
Micro Credits	41.063.833	
Loans to Tourism Sector in accordance to the legislation in force	26.388.590	
Mortgages in accordance to the Special Law on protection to the Mortgage Creditor	22.119.192	
Return on Assets	9,40%	

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1.456.375	10.874.792	0	0	0	12.331.167
Guaranty	0	17.685.108	0	0	0	17.685.108
Administration	1.492.299	687.356.543	150.648	73.445	454.466	689.527.401
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	2.948.674	715.916.443	150.648	73.445	454.466	719.543.676

Statement of Published Earnings for the Period From

January 01, 2007 - May 31, 2007 (in thousands of Bolivars)

Unofficial Convenience Translation

	04 Months Ended 05/31/2007	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	112.420.487	115.895.999
Cash and Due from Banks	3.399	39.358
Investments Securities	48.730.671	52.170.224
Loan Portfolio	61.921.670	61.921.670
Other Accounts Receivable	1.764.447	1.764.447
Investments in Subsidiaries, Affiliates and Branches	-	-
Main Office and Branches	-	-
Other	300	300
Financial Expenses	22.946.312	23.579.534
Customer's Deposit	22.350.503	22.983.485
Obligations with Banco Central de Venezuela	-	-
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Other Borrowings	366.782	367.022
Other Financial Intermediation Obligations	149.399	149.399
Subordinated Obligations	-	-
Obligations Convertible into Capital	-	-
Main Office and Branches	-	-
Other	79.628	79.628
Gross Financial Margin	89.474.175	92.316.465
Income from Recovery of Financial Assets	4.231	4.231
Expenses for Uncollectible and Impaired Financial Assets	4.248.463	4.248.463
Uncollectible Loans and other Accounts Receivable	4.248.463	4.248.463
Allowances and Adjustments	-	-
Net Financial Margin	85.229.943	88.072.233
Other Operating Income	48.182.946	45.908.948
Other Operating Expenses	4.003.471	4.146.980
Finacial Intermediation Margin	129.409.418	129.834.201
Less - Operating Expenses	65.800.981	66.123.297
Personnel	35.620.514	35.666.429
General and Administrative	24.524.709	24.801.110
Contributions to Fondo de Garantia de Depósitos y Protección Bancaria	4.362.404	4.362.404
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	1.293.354	1.293.354
Gross Operative Margin	63.608.437	63.710.904
Income from Foreclosed Assets	1.868.099	1.868.099
Income from Special Programs	-	-
Miscellaneous Operating Income	4.278.780	4.285.484
Expenses for Foreclosed Assets	6.268.963	6.268.963
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	40.089	40.089
Miscellaneous Operating Expenses	3.019.762	3.128.933
Net Operating Margin	60.426.502	60.426.502
Extraordinary Income	194.270	194.270
Extraordinary Expenses	332.500	332.500
Gross Income Before Income Taxes	60.288.272	60.288.272
Income Taxes	13.330.000	13.330.000
Net Income	46.958.272	46.958.272

Financial Ratios

1. Stockholder's Equity	4. Profitability
1.1. $\frac{\text{(Stockholder's Equity + Operations)}}{\text{Total Assets}} \times 100 = 9{,}47$	4.1. $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 3{,}94$
1.2. $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders's' Equity + Operations)}} \times 100 = 326{,}12$	4.2. $\frac{\text{Net Income}}{\text{Average Stockholder's' Equity}} \times 100 = 51{,}11$
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1. $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1{,}36$	5.1. $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 32{,}48$
2.2. $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0{,}75$	5.2. $\frac{\text{(Current Assets + Invetments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 59{,}34$
3. Management	
3.1. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 7{,}03$	
3.2. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 53{,}50$	

Venezolano de Crédito, S.A., Banco Universal

Issued and Paid - in Capital Bs. 69,888,000

Reserves: Bs. 188,574,690

RIF: J-000029709

Unofficial Convenience Translation

Balance at June 30, 2007 (In thousands of Bolivars)

	6 Months Ended 06/30/2007		6 Months Ended 12/31/2006	
Assets	**Venezuela´s Operations**	**Consolidated with Foreign Branches and Offices**	**Venezuela´s Operations**	**Consolidated with Foreign Branches and Offices**
Cash and Due from Banks	882,471,655	883,727,450	680,349,107	681,587,352
Cash	53,649,676	53,751,101	70,827,811	70,929,236
Banco Central de Venezuela	694,863,556	694,863,556	532,105,446	532,105,446
Due from Domestic Banks and other Financial Institutions	0	0	20,917	20,917
Due from Foreign Banks and Correspondants	21,830,426	22,919,222	18,238,593	19,006,194
Due from Main Office and Branches	0	0	0	0
Clearing House Funds	112,127,997	112,193,571	59,156,340	59,525,559
(Allowances for Cash and Due from Banks)	0	0	0	0
Investments Securities	994,547,687	1,154,812,380	1,225,367,466	1,376,373,624
Placements in Banco Central de Venezuela and Interbanking Transactions	789,716,374	792,338,579	775,344,777	778,549,107
Trading Investment Securities	0	0	0	0
Available - for - Sale Investment Securities	1,079,313	1,119,442	5,476,689	5,516,818
Held - to - Maturity Investment Securities	0	151,121,615	2,300,000	146,923,068
Restricted Cash Investments	203,752,000	210,232,744	442,246,000	445,384,631
Other Investment Securities	0	0	0	0
(Allowance for Investments Securities)	0	0	0	0
Loan Portfolio	1,168,841,492	1,168,841,492	965,186,989	965,187,916
Current Loans	1,172,325,564	1,172,325,564	970,865,731	970,865,731
Restructured Loans	3,384,850	3,384,850	3,813,686	3,813,686
Past - due Loans	9,324,025	9,324,025	3,154,816	3,157,193
Loans in Litigation	1,024,519	1,024,519	1,103,268	1,103,268
(Allowance for Loan Portfolio)	-17,217,466	-17,217,466	-13,750,512	-13,751,962
Interest and Commissions Receivable	15,714,454	17,217,276	13,510,496	15,138,023
Accrued Interest Receivable from Cash and Due from Banks	0	5,308	0	0
Accrued Interest Receivable from Investments Securities	4,882,489	6,380,003	4,439,305	6,066,832
Accrued Interest Receivable from Loan Portfolio	8,947,087	8,947,087	7,199,510	7,199,510
Commissions Receivable	1,983,731	1,983,731	1,942,863	1,942,863
Accrued Interest and Commissions Receivable from Other Accounts Receivabl	0	0	0	0
(Allowance for Accrued Interest Receivable and other)	-98,853	-98,853	-71,182	-71,182
Investments in Subsidiaries, Affiliates and Branches	24,656,206	5,219,426	24,781,622	5,207,817
Investments in Subsidiaries and Affiliates	5,247,727	5,247,727	5,236,118	5,236,118
Investments in Branches	19,436,780	0	19,573,805	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	-28,301	-28,301	-28,301	-28,301
Foreclosed Assets	892,583	892,583	7,133,352	7,133,352
Premises and Equipments	26,138,705	26,138,705	27,768,588	27,768,588
Other Assets	33,765,719	33,942,236	30,994,763	31,216,573
Total Assets	3,147,028,501	3,290,791,548	2,975,092,383	3,109,613,245

Stockholder's Equity	6 Months Ended 06/30/2007 Venezuela´s Operations	6 Months Ended 06/30/2007 Consolidated with Foreign Branches and Offices	6 Months Ended 12/31/2006 Venezuela´s Operations	6 Months Ended 12/31/2006 Consolidated with Foreign Branches and Offices
Capital Stock	69,888,000	69,888,000	50,400,000	50,400,000
Paid-in Capital	69,888,000	69,888,000	50,400,000	50,400,000
Uncapitalized Equity Contributions	27,385,896	27,385,896	27,385,896	27,385,896
Capital Reserves	64,263,999	64,263,999	57,663,697	57,663,697
Adjustments to Stockholder's Equity	0	0	0	0
Retained Earnings	96,173,247	96,173,247	88,723,142	88,723,142
Unrealized Gain or Loss on Available - for - Sale Investment Securities	751,548	751,548	3,770,460	3,770,460
(Treasury Stock)	0	0	0	0
Total Stockholder´s Equity	**258,462,690**	**258,462,690**	**227,943,195**	**227,943,195**
Total Liabilities and Stockholder's Equity	**3,147,028,501**	**3,290,791,548**	**2,975,092,383**	**3,109,613,245**
Contingent Debit Accounts	436,015,501	436,015,501	809,242,321	809,242,321
Trust Assets	728,749,697	728,749,697	707,051,372	707,051,372
Other Trusts	0	0	0	0
Debtor Accounts for other trust charges (Residential Real State Mutual Fund)	0	0	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0	0	0
Other Debit Memorandum Accounts	3,642,670,698	3,642,709,880	3,386,793,278	3,386,793,857
Other Debit Registration Accounts	0	0	0	0

Transferred Investments	200,368,800
Monthly Loans to Agricultural Sector	25,875,750
Accumulated Loans to Agricultural Sector	177,170,617
Deposits of Official Entities	7,363,220
Micro Credits	50,155,896
Loans to the Tourism Sector according to current legislation	26,366,192
Indexed Mortgage Loans Under The Housing Savings System	23,747,471
Stockholder´s Equity Index	8,37%

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public , State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,495,237	10,965,178	0	0	0	12,460,415
Guaranty	0	21,063,102	0	0	0	21,063,102
Administration	1,498,549	693,045,420	151,475	73,849	456,887	695,226,181
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**2,993,786**	**725,073,700**	**151,475**	**73,849**	**456,887**	**728,749,697**

Expenses for Foreclosed Assets	6,301,819	6,301,819	443,879	443,879
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	67,140	67,140	0	0
Miscellaneous Operating Expenses	3,494,292	3,580,679	2,768,506	2,950,316
Net Operating Margin	78,926,775	78,926,775	69,326,522	69,326,522
Extraordinary Income	804,741	804,741	130,918	130,918
Extraordinary Expenses	398,500	398,500	402,100	402,100
Gross Income Before Taxes	79,333,016	79,333,016	69,055,340	69,055,340
Income Tax	13,330,000	13,330,000	12,500,000	12,500,000
Net Income	**66,003,016**	**66,003,016**	**56,555,340**	**56,555,340**
Net Income Allocation				
Legal Reserve	6,600,302	6,600,302	2,827,767	2,827,767
Statutory Dividends:				
Board of Diretors	5,327,905	5,327,905	4,941,962	4,941,962
Officers and Employees	0	0	0	0
Other Capital Reserves	0	0	0	0
Income for the period	**54,074,809**	**54,074,809**	**48,785,611**	**48,785,611**
LOSEP Contributions	606,751	606,751	516,134	516,134

Financial Ratios

1. Stockholder's Equity

1.1. $\frac{\text{(Stockholder's Equity + Operations)}}{\text{Total Assets}} \times 100 = 8,21$

1.2. $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders's' Equity + Operations)}} \times 100 = 364,18$

2. Banking Solvency and Assets' Quality

2.1. $\frac{\text{Allowance for Loan Portfolio Losses}}{\text{Gross Loan Portfolio}} \times 100 = 1,45$

2.2. $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0,87$

3. Management

3.1. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 6,73$

3.2. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 54,73$

4. Profitability

4.1. $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 4,34$

4.2. $\frac{\text{Net Income}}{\text{Average Stockholder's' Equity}} \times 100 = 57,71$

5. Liquidity

5.1. $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 31,98$

5.2. $\frac{\text{(Current Assets + Invetments in Negotiable Instruments)}}{\text{Deposits from the Public}} \times 100 = 60,63$

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital
Bs. 69,888,000 - Reserves: Bs. 191,018,977
RIF: J-000029709
Unofficial Convenience Translation
Balance as of Jul 31, 2007 (In thousands of Bolivars)

Assets	Month Ended 07/31/2007 Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	763.811.365	765.018.233
Cash	85.367.027	85.468.452
Banco Central de Venezuela	592.873.081	592.873.081
Domestic Banks and other Financial Institutions	-	-
Foreign Banks and Correspondents	5.079.180	6.173.900
Main Office and Branches	-	-
Clearing House Funds	80.492.077	80.502.800
(Allowances for cash and due from banks)	-	-
Investments in Financial Instruments	895.145.088	1.053.979.757
Placements in Banco Central de Venezuela and interbanking transactions	818.243.119	823.043.493
Trading Securities	-	-
Investments in Financial Instruments Available for Sale	76.901.969	76.942.097
Investments in Financial Instruments to be Collected at Maturity	-	147.485.694
Investments In Restricted Cash	-	6.508.473
Investments in Other Financial Instruments	-	-
(Allowance for investments in Financial Instruments)	-	-
Loan Portfolio	1.249.959.817	1.249.959.817
Current Loans	1.252.639.490	1.252.639.490
Restructured Loans	3.298.700	3.298.700
Past - due Loans	10.417.790	10.417.790
Loans in Litigation	1.031.732	1.031.732
(Allowance for loan portfolio)	(17.427.895)	(17.427.895)
Interest and Commissions Receivable	14.923.666	16.682.321
Accrued Interest Receivable from Cash and Due from Banks	27.550	27.550
Accrued Interest Receivable from Investments Securities	5.525.539	7.284.194
Accrued Interest Receivable from Loan Portfolio	9.075.154	9.075.154
Commissions Receivable	403.837	403.837
Accrued Interest and Commissions Receivable from Other Accounts Receivable	-	-
(Allowance for Accrued Interest Receivable and other)	(108.414)	(108.414)
Investments in Subsidiaries, Affiliates and Branches	23.581.733	5.219.712
Investments in Subsidiaries and Affiliates	5.248.013	5.248.013
Investments in Branches	18.362.021	-
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28.301)	(28.301)
Foreclosed Assets	861.662	861.662
Premises and Equipments	25.816.705	25.816.705
Other Assets	33.135.978	33.271.321
Total Assets	3.007.236.014	3.150.809.528

Liabilities	Month Ended 07/31/2007 Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	2.597.473.322	2.740.913.411
Deposits in checking accounts	1.431.389.903	1.501.392.623
Non-Interest Bearing Checking Accounts	860,571,905	860,571,905
Interest Bearing Checking Accounts	570,817,998	640,820,718
Other At-Sight Obligations	631.606.274	631.664.019
Money Desk Operations Obligations	-	-
Savings Deposits	472.034.349	472.034.349
Time Deposits	5.293.000	5.895.798
Securities Issued by the Bank	-	-
Restricted Customer's Deposits	46.038.677	118.815.503
Warrants and participations on securities	11.111.119	11.111.119
Obligations with Banco Central de Venezuela	-	-
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Other Borrowings	46.443.008	46.443.008
Obligations with Domestic Financial Institutions due in one year or less	35.692.738	35.692.738
Obligations with Domestic Financial Institutions due over one year	-	-
Obligations with Foreign Financial Institutions due in one year or less	9.674.282	9.674.282
Obligations with Foreign Financial Institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	1.075.988	1.075.988
Other Financial Intermediation Obligations	3.787.115	3.787.115
Interest and Commissions Payable	1.467.960	1.471.419
Accrued Expenses for Customer's Deposits	1.426.708	1.430.167
Accrued Expenses for Obligations with Banco Central de Venezuela	-	-
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Accrued Expenses for Other Borrowings	39.936	39.936
Accrued Expenses for Other Financial Intermodiation Obligations	1.316	1.316
Accrued Expenses for Obligations Convertible into Capital	-	-
Accrued Expenses for Subordinated Obligations	-	-
Accruals and Other Liabilities	88.006.748	88.136.714
Subordinated Obligations	-	-
Obligations Convertible into Capital	-	-
Total Liabilities	2.737.178.153	2.880.751.667
Operations	9.150.884	9.150.884

Stockholder's Equity	Month Ended 07/31/2007 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	69.888.000	69.888.000
Paid-in Capital	69.888.000	69.888.000
Uncapitalized Equity Contributions	27.385.896	27.385.896
Capital Reserves	64.263.999	64.263.999
Adjustments to Stockholder's Equity	-	-
Retained Earnings	96.173.246	96.173.246
Unrealized Gain or Loss on available - for- sale securities	3.195.836	3.195.836
(Treasury Stock)	-	-
Total Stockholder's Equity	**260.906.977**	**260.906.977**
Total Liabilities and Stockholder's Equity	**3.007.236.014**	**3.150.809.528**
Debtor Accounts		
Contingent Debtor Accounts	218.300.623	218.300.623
Trust Assets	742.434.492	742.434.492
Other Trusts	-	-
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	-	-
Other Debtor Accounts of the Residential Real Estate Mutual Fund	-	-
Other Debit Memorandum Accounts	3.680.614.272	3.680.652.875
Other Debit Registration Accounts	-	-
Complementary Information		
Transferred Investments	197.668.000	
Loans to Agricultural Sector	28.276.708	
Accumulated Loans to Agricultural Sector	178.250.600	
Deposits of Official Entities	6.933.282	
Micro Credits	51.522.785	
Loans to Tourism Sector in accordance to the legislation in force	27.263.551	
Mortgages in accordance to the Special Law on protection to the Mortgage Creditor	24.190.107	
Return on Assets	8,78%	

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1.484.797	11.370.441	0	0	0	12.855.238
Guaranty	0	21.382.111	0	0	0	21.382.111
Administration	1.490.741	706.022.172	150.926	73.581	459.723	708.197.143
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	2.975.538	738.774.724	150.926	73.581	459.723	742.434.492

Statement of Published Earnings for the Period From
July 01, 2007 - July 31, 2007 (in thousands of Bolivars)

Unofficial Convenience Translation

	Month Ended 07/31/2007	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	24.859.425	25.597.563
Cash and Due from Banks	901	9.541
Investments Securities	9.594.253	10.323.751
Loan Portfolio	15.049.229	15.049.229
Other Accounts Receivable	215.042	215.042
Investments in Subsidiaries, Affiliates and Branches	-	-
Main Office and Branches	-	-
Other	-	-
Financial Expenses	6.110.841	6.247.498
Customer's Deposit	6.009.630	6.145.406
Obligations with Banco Central de Venezuela	-	-
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Other Borrowings	49.956	50.231
Other Financial Intermediation Obligations	50.078	50.078
Subordinated Obligations	-	-
Obligations Convertible into Capital	-	-
Main Office and Branches	-	-
Other	1.177	1.783
Gross Financial Margin	18.748.584	19.350.065
Income from Recovery of Financial Assets	1.300	1.300
Expenses for Uncollectible and Impaired Financial Assets	219.990	219.990
Uncollectible Loans and other Accounts Receivable	219.990	219.990
Allowances and Adjustments	-	-
Net Financial Margin	18.529.894	19.131.375
Other Operating Income	7.753.117	7.270.669
Other Operating Expenses	939.347	965.106
Financial Intermediation Margin	25.343.664	25.436.938
Less - Operating Expenses	13.505.860	13.565.508
Personnel	7.304.326	7.306.486
General and Administrative	4.904.857	4.962.345
Contributions to Fondo de Garantia de Depósitos y Protección Bancaria	1.038.006	1.038.006
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	258.671	258.671
Gross Operative Margin	11.837.804	11.871.430
Income from Foreclosed Assets	7.664	7.664
Income from Special Programs	-	-
Miscellaneous Operating Income	908.241	912.158
Expenses for Foreclosed Assets	55.895	55.895
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	32.444	32.444
Miscellaneous Operating Expenses	1.654.486	1.668.593
Net Operating Margin	11.010.884	11.034.320
Extraordinary Income	-	-
Extraordinary Expenses	60.000	83.436
Gross Income Before Income Taxes	10.950.884	10.950.884
Income Taxes	1.800.000	1.800.000
Net Income	9.150.884	9.150.884

Financial Ratios

1. Stockholder's Equity	**4. Profitability**
1.1. (Stockholder's Equity + Operations) x 100 = 8,98 Total Assets	4.1. Net Income x 100 = 3,57 Average Asset
1.2. Non-Yielding Assets x 100 = 314,75 (Stockholders's' Equity + Operations)	4.2. Net Income x 100 = 42,29 Average Stockholder's' Equity
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1. Allowance for Investment Securities x 100 = 1,38 Gross Loan Portfolio	5.1. Current Assets x 100 = 29,41 Deposits from the Public
2.2. Gross Immobilized Portfolio x 100 = 0,90 Gross Loan Portfolio	5.2. (Current Assets + Investments in Negotiable Instruments) x 100 = 63,87 Customer's Deposits
3. Management	
3.1. (Personnel Expenses + Operating Expenses) x 100 = 6,76 Average Yielding Asset	
3.2. (Personnel Expenses + Operating Expenses) x 100 = 49,11 Financial Income	

Summary Translation of Minutes of the April 30, 2007 Ordinary Shareholders Meeting

The resolutions adopted during the April 30, 2007 Ordinary Shareholders Meeting are summarized as follow:

1. The approval to pay the following dividends:

   a. Two (2) Ordinary Dividend of VEB. 10,00 per share payable in May and June of 2006.

   b. Three (3) Extraordinary Dividend:
      - The first pay of VEB. 100,00 per share payable in May 14, 2007.
      - The second pay of VEB. 2,00 per shares when the Board of Directors it determines it. This dividend was used to pay the 1% tax that have to paid the shareholders of companies who decreed stock dividend.

The third pay before the August 15, 2007, the day that determines Board of Directors, the amount cannot be smaller to VEB. 2,00 nor greater a VEB. 100,00 per shares.

Summary Translation of Minutes of the August 09, 2007 Ordinary Shareholders Meeting

The resolutions adopted during the August 09, 2007 Ordinary Shareholders Meeting are summarized as follow:

1. The approval of the Financial Statements for June 30, 2007, based on the reports prepared by the Board of Directors and by the Bank's External Auditors and corresponding Commissaries' Report.

2. The approved of the emoluments to the Bank's Commissaries in VEB. 1,000,000.00

3. The approval to pay the following dividends:

   a. Two (2) Ordinary Dividend of VEB. 10,00 per shares payable in September and December 2007

One (1) Extraordinary Dividend of VEB. 150,00 per shares payable in August 24, 2007.

Summary Translation of Press Release
Date: April 14 2007
Publications: "El Universal" and "El Nacional"

Shareholders are notified of Ordinary Shareholders Meeting to be held on April 30, 2007 and of the following matters to be decided at such meeting:

To consider and to resolve on the cash dividend distribution, as stated in ordinal XIII-article 20 of the Articles of Incorporation and Bylaws of the bank and, in accordance with letter I-article 34- and ordinal II-article 42,in order to comply with article 115 of the Capital Markets Law.

Summary Translation of Press Release
Date: May 01, 2007

The Bank gives public notice of Extraordinary Dividend No. 124 for the amount of VEB. 100.00 per Share, payable after May 14, 2007 to those shareholders registered at May 08, 2007.

Summary Translation of Press Release
Date: May 06, 2007

The Bank gives public notice of Ordinary Dividend No. 660 for the amount of VEB. 10.00 per Share, payable after May 17, 2007 to those shareholders registered at May 11, 2007.

Summary Translation of Press Release
Date: May 21, 2007

The Bank gives public notice of Ordinary Dividend No. 125 for the amount of VEB. 2.00 per Share, payable after June 01, 2007 to those shareholders registered at May 28, 2007.

Summary Translation of Press Release
Date: May 21, 2007

The Bank gives public notice of Increase of Capital the One (1) share per each (3) three shares held, payable after June 01, 2007 to those shareholders registered at May 28, 2007.

The shareholder will be given a term of 5 continuous days, staring the day of Effective Record Date of Benefits (from June 02, 2007 to June 06, 2007) to negotiate between them the resulting of shares fractions, if any, expired this term, the bank could offer in sale on behalf of the shareholders to other shareholders at market value, this is the average value of the trades of shares of the Bank in the Caracas Stock Exchange the last 2 days in which trades with shares of the Bank are carried out, all those rights that have not been negotiated by the owners during 5 days after the term indicted above. Fractions no negotiated will be bought by Vencred, S.A. at the market value.

Summary Translation of Press Release
Date: May 31, 2007

The Bank gives public notice of Extraordinary Dividend No. 126 for the amount of VEB. 100.00 per Share, payable after June 14, 2007 to those shareholders registered at June 07, 2007.

Summary Translation of Press Release
Date: June 11, 2007

The Bank gives public notice of Ordinary Dividend No. 661 for the amount of VEB. 10.00 per Share, payable after June 22, 2007 to those shareholders registered at June 18, 2007.

Summary Translation of Press Release
Date: July 25, 2007
Publications: "El Universal"

Shareholders are notified of Ordinary Shareholders Meeting to be held on August 09, 2007 and of the following matters to be decided at such meeting:

1. To inform on the accounts of Venezolano de Credito, S.A. Banco Universal corresponding to the first half of 2007, to be presented by the Board of Directors on the basis of the report submitted by the Executive Committee and to discuss, approve or modify the financial Statements as of June 30, 2007 together with the external auditors' and the commissaries' reports.

2. To fix the remuneration of the Commissaries.

To consider and to resolve on the provision in the Ordinal XIII, Article 20 of the Articles of Incorporation and Bylaws of the Bank in agreement with Letter I of the Article 34 and of Ordinal 42 of the same ones, on the Cash Dividends.

Summary Translation of Press Release
Date: August 11, 2007

The Bank gives public notice of Extraordinary Dividend No. 127 for the amount of VEB. 150.00 per Share, payable after August 24, 2007 to those shareholders registered at August 24, 2006.

END